                                                                    EXHIBIT 99.2

The Agreement and Plan of Merger has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about NICE. The representations, warranties and covenants contained in the Agreement and Plan of Merger were made only for purposes of such agreement and as of the specific dates therein, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Agreement and Plan of Merger. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing those matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third party beneficiaries under the Agreement and Plan of Merger and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of NICE, Nemo Acquisitions Ltd. or Actimize Ltd. or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Agreement and Plan of Merger, which subsequent information may or may not be fully reflected in NICE's public disclosures.

                          AGREEMENT AND PLAN OF MERGER

                                      Among

                               Nice Systems Ltd.,

                             Nemo Acquisitions Ltd.

                                       and

                                  Actimize Ltd.

                            Dated as of July 2, 2007

                                     - i -

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this "AGREEMENT"), dated as of July 2,
2007, entered into by and among NICE SYSTEMS LTD., an Israeli company
("PARENT"), NEMO ACQUISITIONS LTD., an Israeli company and a wholly owned subsidiary of Parent ("MERGER SUB), and ACTIMIZE LTD., an Israeli company (the
"COMPANY"; Parent, Merger Sub and the Company are collectively referred to as the "PARTIES").

                                    RECITALS

     WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with Sections 314-327 of the Companies Law, 5759-1999 (the
"COMPANIES LAW"), the Parties intend to effect the merger of the Company and
Merger Sub, pursuant to which Merger Sub will cease to exist and the Company will become a wholly-owned subsidiary of Parent; and

     WHEREAS, the respective boards of directors of each of Parent, Merger Sub and the Company have approved the merger of Merger Sub with and into the Company
(the "MERGER") upon the terms and subject to the conditions set forth in this
Agreement and have approved and declared advisable this Agreement; and

     WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and essential inducement for Parent's and Merger Sub's willingness to enter into this Agreement, each of the Company's shareholders identified in SCHEDULE 1.1 has executed a voting and proxy agreement in the form attached hereto as EXHIBIT A, pursuant to which such shareholders have agreed to vote in favor of, approve and adopt this Agreement, the Merger and the other transactions contemplated by this Agreement and the other Transaction Documents
(as hereinafter defined); and

     WHEREAS, concurrently with the execution and delivery of this Agreement and as a further condition and essential inducement for Parent's and Merger Sub's willingness to enter into this Agreement, the individuals identified in SCHEDULE
1.2 hereto are executing an employment addendum (the "EMPLOYMENT ADDENDUMS"), for their continuing employment with the Parent or any Subsidiary thereof following the Effective Time; and

     WHEREAS, concurrently with the execution and delivery of this Agreement and as a further condition and essential inducement for Parent's and Merger Sub's willingness to enter into this Agreement, certain of the individuals identified in SCHEDULE 1.2 hereto are also executing a commitment annex (the "COMMITMENT
ANNEX"); and

     WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

     NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants, and agreements contained herein, the parties hereto agree as follows:

                                    ARTICLE I

                                   THE MERGER

     1.1. THE MERGER. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the Companies Law, at the
Effective Time (as defined in Section 1.2 hereof), Merger Sub shall be merged with and into the Company in accordance with Sections 314 through 327 of the
Companies Law, and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger
(sometimes hereinafter referred to as the "SURVIVING CORPORATION"), and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger in accordance with the Companies Law.

     1.2. EFFECTIVE TIME; CLOSING. Unless otherwise mutually agreed in writing between the Parties, the closing of the Merger (the "CLOSING") shall take place, subject to the terms and conditions of this Agreement, at the offices of
Goldfarb, Levy, Eran, Meiri & Co., 2 Weizmann Street Tel Aviv 64239, Israel,
at a time and date to be designated by the Parties (the "CLOSING DATE") which shall be no later than the 2nd (second) business day after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions, and subject to Section 7.4 hereof) or at such other time, date and location as the Parties hereto shall mutually agree. For purposes of this Agreement, the term "BUSINESS DAY" shall mean any day other than a Friday, Saturday or a day on which banks are required or authorized to close in the State of Israel.

     The Merger shall become effective upon the issuance by the Registrar of
Companies of the State of Israel (the "COMPANIES REGISTRAR") of a certificate evidencing the completion of the Merger in accordance with Section 323(5) of the
Companies Law (the "EFFECTIVE TIME").

                                     - 2 -

                                   ARTICLE II

                             ARTICLES OF ASSOCIATION
                          OF THE SURVIVING CORPORATION

     2.1. THE ARTICLES OF ASSOCIATION. The Articles of Association of Merger Sub
as in effect immediately prior to the Effective Time shall be the Articles of
Association of the Surviving Corporation (the "CHARTER"), until duly amended as provided therein or by applicable law.

                                  ARTICLE III

                             OFFICERS AND DIRECTORS
                          OF THE SURVIVING CORPORATION

     3.1. DIRECTORS. The directors of the Surviving Corporation immediately after the Effective Time, and until their respective successors are duly elected, and qualified or their earlier death, resignation or removal in accordance with the Articles of Association of the Surviving Corporation, shall be the respective individuals who are directors of Merger Sub immediately prior to the Effective Time.

     3.2. OFFICERS. The officers of the Company immediately prior to the
Effective Time shall, immediately after the Effective Time, remain the officers of the Surviving Corporation until their respective successors are duly elected and qualified or their earlier death, resignation or removal.

                                   ARTICLE IV

                                 CONSIDERATION

     4.1. AGGREGATE MERGER CONSIDERATION. Upon the terms and subject to the conditions of this Agreement, the aggregate amount of consideration payable as set forth in this Agreement in connection with the Merger shall be USD
282,000,000 (Two Hundred Eighty Two Million United States Dollars) (the
"AGGREGATE MERGER CONSIDERATION"), for all of the issued and outstanding share capital of the Company on a Fully Diluted Basis as of the Closing Date, subject to adjustments as set forth in Section 4.2(c) hereof, and payable as provided in this Agreement. In this Agreement, any reference to "FULLY DILUTED BASIS" or
"COMPANY FULLY DILUTED SHARE CAPITAL" means (a) all issued and outstanding
Company Shares (as hereinafter defined), (b) all vested options (including, without limitations, options granted under the Company ESOPs (as hereinafter defined)), warrants and other vested rights to acquire Company Shares or exchangeable for Company Shares (whether exercised or not), including options which shall, in accordance with their terms, become vested and exercisable as a result of the transactions described in this Agreement (collectively, the
"VESTED OPTIONS"), and (c) outstanding restricted stock not subject to repurchase by the Company issued under the Company ESOPs or which shall, in accordance with their terms, be released from the Company's repurchase right as a result of the transactions described in this Agreement (the "VESTED RESTRICTED
STOCK" and together with the Company Shares and the Vested Options shall hereinafter be referred to as the "COMPANY SECURITIES"), but excluding any
Unvested Options (as hereinafter defined) or outstanding restricted stock subject to vesting or repurchase by the Company as of the Effective Time issued under the Company ESOPs (the "UNVESTED RESTRICTED STOCK" and together with the
Vested Restricted Stock, the "COMPANY RESTRICTED STOCK").

                                     - 3 -

     4.2. ALLOCATION OF THE AGGREGATE MERGER CONSIDERATION. The Aggregate Merger
Consideration shall be allocated as follows:

          (a) USD 227,100,000 (Two Hundred Twenty Seven Million and One Hundred
     Thousand United States Dollars) of the Aggregate Merger Consideration shall be payable to the holders at the Effective Time of the issued and fully paid Company Securities as set forth in the Consideration Allocation Table to be delivered by the Company to Parent concurrently with the execution of this Agreement (the "CONSIDERATION ALLOCATION TABLE") in cash (the
     "AGGREGATE CASH CONSIDERATION"), subject to and in accordance with the provisions of Section 4.3 hereof.

          (b) USD 54,900,000 (Fifty Four Million and Nine Hundred Thousand
     United States Dollars) of the Aggregate Merger Consideration shall be payable to the holders at the Effective Time of the issued and fully paid
     Company Securities as set forth in Consideration Allocation Table in the form of validly issued, fully paid and nonassessable ordinary shares, NIS
     1.00 par value per share, of Parent (the "PARENT ORDINARY SHARES" and the
     "AGGREGATE PARENT SECURITIES CONSIDERATION", respectively"), subject to and in accordance with the provisions of Section 4.3 hereof. For the purpose of calculating the Aggregate Parent Securities Consideration, the value of each Parent Ordinary Share shall be equal to USD 36.22 (Thirty Six United
     States Dollars and Twenty Two Cents) per Parent Ordinary Share (being the average daily closing prices of such Parent Ordinary Share on NASDAQ on each trading day between (and including) June 11, 2007 and June 22, 2007)
     (the "TRAILING SIGNING AVERAGE PRICE"). The parties acknowledge that the number of Parent Ordinary Shares to be issued for the Aggregate Parent
     Securities Consideration is 1,515,737.

          (c) Prior to the Closing, the Company and Parent shall finalize the
     Consideration Allocation Table. From the payment of the Aggregate Cash
     Consideration due to the holders of the Cashed Out Securities, Parent shall deduct and retain the exercise price of each such Cashed Out Security.

                                     - 4 -

     4.3. CONVERSION OF COMPANY SECURITIES. At the Effective Time and as a
result of the Merger: (a) each one of the issued and fully paid Company Shares shall, by virtue of the Merger and without any action on the part of the
Company, Parent, Merger Sub or the holder thereof, be converted into the right to receive such Company Share's share as set forth in Consideration Allocation
Table of the Aggregate Cash Consideration and the Aggregate Parent Securities
Consideration (together, and as adjusted pursuant to Section 4.2(c), the "PER
SHARE CONSIDERATION" as to such share), and payable as provided in this
Agreement; (b) each certificate representing any of the Company Shares, each non-certificated Company Share registered in the Company's shareholders register and the registration of any holder of a Company Share in the Company's shareholders register shall thereafter only represent the right to receive, with respect to each Company Share, upon surrender of such certificate(s) (or affidavit in lieu thereof) in accordance with this Agreement and subject to the other terms of this Agreement, the Per Share Consideration, without any interest thereon, (c) the Vested Options and Vested Restricted Stock shall be treated as set forth in Section 4.10(a) hereof, and (d) the Unvested Options and Unvested
Restricted Stock shall be treated as set forth in Section 4.10(b) hereof.
Holders of Company Shares shall have the right to elect to receive Parent
Ordinary Shares or American Depositary Shares corresponding to a similar number of Parent Ordinary Shares by providing the Company with a written notice of their election at least 10 (ten) days prior to the Closing, provided however, that any holder of Company Shares failing to so notify the Company shall be deemed to have elected to receive American Depositary Shares. All fees (if any)
of the Depositary incurred to issue the American Depositary Shares shall be borne by Parent.

          In this Agreement, any reference to "COMPANY SHARES" means (a) each issued and outstanding share of the Company's Ordinary Shares, NIS 0.01 par value (the "COMPANY ORDINARY SHARES"); (b) each issued and outstanding share of the Company's Ordinary A Shares, NIS 0.01 par value (the "COMPANY
     ORDINARY A SHARES"); (c) each issued and outstanding share of the Company's
     Series A Preferred Shares, NIS 0.01 par value (the "SERIES A PREFERRED
     SHARES"); (d) each issued and outstanding share of the Company's Series A1
     Preferred Shares, NIS 0.01 par value (the "SERIES A1 PREFERRED SHARES");
     (e) each issued and outstanding share of the Company's Series B Preferred
     Shares, NIS 0.01 par value (the "SERIES B PREFERRED SHARES"); and (f) each issued and outstanding share of the Company's Series C Preferred Shares,
     NIS 0.01 par value (the "SERIES C PREFERRED SHARES", and together with the
     Series A Preferred Shares, the Series A1 Preferred Shares, the Series B
     Preferred Shares and the Series C Preferred Shares, the "COMPANY PREFERRED
     SHARES").

     4.4. EXCHANGE PROCEDURES

          (a) No later than the Closing Date, Parent shall deposit with a paying agent selected by Parent and approved in writing by Company (the "PAYING
     AGENT") (I) cash in United States Dollars in an amount equal to the
     Aggregate Cash Consideration payable to the holders of the Company
     Securities in accordance with the provisions of Section 4.3 hereof and (II)
     such number of Parent Company Shares equal to the Aggregate Parent
     Securities Consideration payable to the holders of the Company Securities in accordance with the provisions of Section 4.3 hereof. Any Paying Agent selected will have facilities in Israel and the US to receive the Company
     Shares and the related documents. Parent shall provide Company with reasonable time to review and comment on the paying agent agreement to be entered into with the Paying Agent, which agreement shall be made in accordance with the applicable terms set forth herein.

                                     - 5 -

          (b) As soon as reasonably practicable after the Effective Time (but in no event later than 3 (three) days following the Effective Time), Parent and the Surviving Corporation shall mail (via express mail or fedex): (i)
     to each Person who was, at the Effective Time, a holder of record of
     Company Shares (A) a letter of transmittal, in customary form, which shall specify that delivery shall be effective only upon delivery of a certificate or certificates which immediately prior to the Effective Time represented outstanding Company Shares (the "CERTIFICATES") to Parent and
     that risk of loss and title to the Certificates shall remain with the holder of the Company Shares until such delivery, and (B) instructions for effecting the surrender of such Certificates in exchange for a portion of the Aggregate Merger Consideration. Upon surrender of a Certificate and/or letter of transmittal (or other documentation in compliance with Section
     4.6 hereof), as applicable, to Paying Agent together, with respect to holders of Certificates, with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by Paying Agent or Parent (after consultation with the Company), each holder of Company Shares delivering such documents shall be entitled to receive in exchange therefor: (A) its respective portion of the Aggregate Merger Consideration; plus (B) cash in lieu of fractional shares of Parent Ordinary Shares pursuant to Section 4.5 hereof; minus (C) any required tax withholdings in accordance with Section
     4.7 hereof, such payments to be made in immediately available funds by wire transfer (which will be the form of payment for any shareholder so requesting) or check in accordance with the instructions, and delivered in person or by mail to the address, specified in the applicable letter of transmittal. No later than 15 (fifteen) business days after the date hereof, Parent shall deliver the form of letter of transmittal to the
     Company and prior to the Closing shall make such changes to the form as the
     Company shall reasonably request. For the avoidance of doubt, it is hereby clarified that no interest will be paid or will accrue on the amount payable upon the surrender of any such Certificate. If payment is to be made to a person other than the registered holder of the certificate surrendered, it shall be a condition of such payment that the certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the certificate surrendered or establish to the reasonable satisfaction of Parent, the Surviving Corporation or the Paying
     Agent that such tax has been paid or is not applicable. The exchange procedures shall comply with such procedures as may be required by Israeli
     Tax Law and the Israeli Withholding Tax Ruling, if obtained, and shall permit Parent (after consultation with the Company) to require holders to provide any information as is reasonably needed to comply with the Israeli
     Withholding Tax Ruling, if obtained. Any interest (if any) accrued on the
     Aggregate Merger consideration between the deposit thereof with the Paying
     Agent in accordance with Section 4.4(a) above and until the release thereof to the holders of the Company Shares in accordance with this Section 4.4(b)
     shall be paid to Parent. Paying Agent will provide Parent and the Company a bi-weekly report of the distributions made by the Paying Agent during such period.

          (c) As soon as reasonably practicable after the Effective Time (but in no event later than 3 (three) days following the Effective Time), Paying
     Agent shall deliver to the Company and/or the "Section 102 Plan" trustee, as applicable, for the benefit of the holders of the Cashed Out Options the cash consideration due for such Cashed Out Options based on a certificate of a duly authorized officer of the Company approved in writing by Parent.
     The Company and/or the "Section 102 Plan" trustee (as may be required under the Israeli Option Tax Pre-Ruling) shall distribute such consideration to the holders of the Cashed Out Options and withhold applicable tax.

                                     - 6 -

          (d) 180 (one hundred and eighty) days following the Effective Time,
     Parent shall be entitled to cause Paying Agent to deliver to it any funds
     (including any interest received with respect thereto) made available to
     Paying Agent that have not been disbursed to holders of Certificates or agreements formerly representing Company Shares outstanding on the
     Effective Time, and thereafter such holders shall be entitled to look to
     Parent and the Surviving Corporation with respect to the consideration payable upon due surrender of their Certificates or agreements.

          (e) Notwithstanding the foregoing, neither Paying Agent nor any Party hereto shall be liable to any holder of Certificates formerly representing
     Company Shares for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

          (f) The costs and expenses associated with Paying Agent and the performance of its duties shall be borne by the Parent (directly or as set-off of the interest) and shall not be deducted from the Aggregate
     Merger Consideration.

     4.5. FRACTIONAL SHARES. No fractional shares of Parent Ordinary Shares will be issued pursuant to this Agreement, but in lieu thereof each holder of Company
Shares who would otherwise be entitled to a fractional share of Parent Ordinary
Shares hereunder (after aggregating all fractional shares of Parent Ordinary
Shares to be received by such holder) shall receive from Parent an amount of cash (rounded to the nearest whole cent) equal to the product of (a) such fractional share multiplied by (b) the Trailing Signing Average Price, less the amount of any withholding taxes which may be required thereon.

     4.6. LOST, STOLEN OR DESTROYED CERTIFICATES. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Paying Agent or Parent, an agreement, in customary form, to indemnify against any claim that may be made against the Paying Agent or Parent or the Surviving Corporation with respect to such Certificate, Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the portion of the Aggregate Merger Consideration with respect to the Company Shares formerly represented thereby.

                                     - 7 -

     4.7. WITHHOLDING RIGHTS. Each of Parent and the Surviving Corporation or
the Paying Agent (as applicable) shall be entitled, with respect to payments made by each such entity, to deduct and withhold from the Aggregate Merger
Consideration (or any part thereof) and any other amounts otherwise payable pursuant to this Agreement such amounts as Parent in good faith determines must be required to be deducted or withheld with respect to the making of such payment under the Israeli Income Tax Ordinance, the United States Internal
Revenue Code of 1986 (the "US CODE"), the rules and regulations promulgated thereunder or under any other applicable Law, provided that no withholding under
Israeli Tax law will be made from any consideration payable hereunder to a holder of Company Securities to the extent that such holder has provided Parent with a valid exemption or ruling issued by the Israeli Tax Authority prior to the time such payment is made and provided that with respect to any withholding under the laws or regulations of the State of Israel, the Paying Agent, Parent and the Surviving Corporation shall act in accordance with the Israeli
Withholding Tax Ruling, if obtained. Payment from the Parent to the Paying Agent shall be made without any withholding. The exchange procedures, including the form of letter of transmittal, shall also provide for the collection from the holders of Companies Securities of W-8's, W-9's or other customary documentation under the U.S. Code to satisfy withholding obligations that may otherwise have been required thereunder. If the Israeli Option Tax Pre-Ruling is obtained, then, with respect to any Vested Options held in trust under a "Section 102
Plan" at the Effective Time, the Paying Agent will make payment of the consideration that such holder is entitled to receive in exchange for such
Vested Options directly to the "Section 102 Plan" trustee in accordance with the terms of such ruling. All other payments to holders of Vested Options who are employees of the Company or its Subsidiaries shall be made by the Paying Agent to the Company, who shall make such payments to such holders in accordance with the terms herein and withhold the appropriate tax. To the extent that amounts are so withheld by the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holders of Companies Securities, in respect to which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be. Any amounts deducted and withheld pursuant to this Section 4.7 shall be remitted to the appropriate Taxing authority in accordance with applicable Law and notice thereof shall be provided to the applicable holder.

     4.8. CONVERSION OF MERGER SUB SECURITIES. Upon and by virtue of the Merger, each issued and outstanding ordinary share of Merger Sub shall be converted into and become one fully paid and nonassessable Company Ordinary Share.

     4.9. CANCELLATION OF TREASURY STOCK. Each Company Security that is owned by the Company immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist and no consideration shall be delivered or deliverable in exchange therefor.

     4.10. COMPANY OPTIONS

          (a) VESTED OPTIONS. Each Vested Option and Vested Restricted Stock
     outstanding immediately prior to the Effective Time, shall by virtue of the
     Merger and without any further action on the part of any holder thereof be cancelled immediately prior to the Effective Time (the "CASHED OUT
     SECURITIES"), and in consideration for such cancellation the holder thereof shall have the right to receive, as soon as practicable following the
     Effective Time, promptly upon the surrender to the Company of such Vested
     Option and/or Vested Restricted Stock, an amount in cash (less any withholding taxes) equal to the product of (A) the number of Company Shares subject to such Vested Option and/or Vested Restricted Stock immediately prior to the Effective Time and (B) the amount, if any, by which the
     Ordinary Per Share Consideration exceeds the exercise price per Company
     Share subject to such Vested Option and/or Vested Restricted Stock (the
     "CASHED OUT AMOUNT") (it being agreed and acknowledged that the exercise price for the Vested Restricted Stock is $0.00, as such stock was previously purchased for cash). Notwithstanding the above, the Vested
     Options and Vested Restricted Stock held by the individuals who are party to the Employment Addendums shall be treated as set forth therein.

                                     - 8 -

          (b) ASSUMPTION OF UNVESTED OPTIONS AND UNVESTED RESTRICTED STOCK. At
     the Effective Time, each option to purchase Company Shares which is outstanding but unvested immediately prior to the Effective Time and which does not have accelerating vesting as a result of this Agreement and the transactions contemplated hereby (each, an "UNVESTED OPTION" and together with the Vested Options, the "COMPANY OPTIONS") and each Unvested
     Restricted Stock shall be assumed by Parent, and the Unvested Options and
     Unvested Restricted Stock shall be converted into an option to purchase shares of Parent Ordinary Shares or into restricted stock of Parent (the
     "PARENT RESTRICTED STOCK"), as the case may be, in such number and at such exercise price as provided below (except that the Parent Restricted Stock shall not have any purchase price or exercise price) and otherwise having the same terms and conditions as in effect immediately prior to the
     Effective Time (except to the extent that such terms, conditions and restrictions may be altered in accordance with their terms as a result of the Merger contemplated hereby and except that all references in each such
     Unvested Option or Unvested Restricted Stock to Company shall be deemed to refer to Parent):

               i. The number of shares of Parent Ordinary Shares or Parent
          Restricted Stock to be subject to the new option or restricted stock
          (as the case may be) shall be equal to the product of: (x) the number of Company Ordinary Shares or Company Restricted Stock subject to the applicable original Company ESOP immediately prior to the Effective
          Time and (y) the Exchange Ratio;

               ii. The exercise price per share of Parent Ordinary Shares under the new option shall be equal to: (x) the exercise price per share of such Company Ordinary Shares in effect under the applicable original
          Company ESOP immediately prior to the Effective Time divided by (y)
          the Exchange Ratio; and

               iii. In effecting such assumption and conversion, the aggregate number of shares of Parent Ordinary Shares or Parent Restricted Stock
          (as the case may be) to be subject to each assumed Company Option or
          Company Restricted Stock will be rounded down, if necessary, to the next whole share and the aggregate exercise price shall be rounded up, if necessary, to the next whole cent.

          Any adjustments provided herein with respect to the Company Options
     (whether vested or not) or the Company Restricted Stock shall be effected in a manner consistent with applicable Law and, to the extent applicable, that maintains any intended favorable tax treatment relating to such options or restricted stock that existed prior to such adjustment and in accordance with the Israeli Option Tax Pre-Ruling, if obtained. The assumption of the outstanding Company Options and Company Restricted Stock in the Merger and their conversion into options for Parent Ordinary Shares or Parent Restricted Stock (as the case may be) will not result in any accelerated vesting of those options, the shares purchasable thereunder or restricted stock, and the vesting schedule in effect for each Company
     Option and each Company Restricted Stock (except as provided by their terms) immediately prior to the Effective Time shall remain in full force after the assumption thereof by Parent.

                                     - 9 -

          For the purpose of this Agreement the term "EXCHANGE RATIO" means the quotient obtained by dividing (a) Per Share Consideration payable to the holders of the Company Ordinary Shares as set forth on the Consideration
     Allocation Table (the "ORDINARY PER SHARE CONSIDERATION") by (b) the
     Trailing Signing Average Price.

          Prior to the Effective Time, Parent shall take all corporate action necessary to reserve for issuance a sufficient number of Parent Ordinary
     Shares subject to the Company Options and Company Restricted Stock assumed in accordance with Section 4.10 hereof. Parent shall file a registration statement on Form S-8 (or any successor form) or another appropriate form with respect to the Parent Ordinary Shares subject to such Company Options and Company Restricted Stock promptly following the Closing Date, but in no event no later than 5 (five) business days thereafter, shall allow such registration statement to become effective upon filing and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Company
     Options and Company Restricted Stock remain outstanding. To the extent that resales of Parent Ordinary Shares subject to Company Restricted Stock may not be effected pursuant to the Registration Statement on Form S-8 referenced above for any reason, Parent shall register the resale on the open market of such shares on another registration statement which is suitable for such purpose and cause such registration statement to be effective at the time any such shares vest and to maintain with respect to any such shares such effectiveness for a period of not less than one year thereafter (as the case may be).

                                   ARTICLE V

                         REPRESENTATIONS AND WARRANTIES

     In this Agreement, any reference to a "MATERIAL ADVERSE EFFECT" means, when used in connection with the Company or the Parent, any change, effect, event, occurrence, condition, development or state of facts that individually or together with any other change, effect, event, occurrence, condition, development or state of facts (i) has, or is reasonably likely to have, a substantial, material and long term adverse effect on the business, results of operations or financial condition or prospects of such party and its
Subsidiaries, taken as a whole, other than any change, effect, event, occurrence, condition, development or state of facts arising from or relating to
(A) general economic conditions, (B) the industry in which such party operates in general, (C) the negotiation, execution, announcement, pendency or performance of this Agreement or the consummation of the Merger, including (1)
the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors or partners, and (2) any resulting shortfalls or declines in revenue, margins or profitability, (D) any declaration of war by or against, or an escalation of hostilities involving, or an act of terrorism against, any country where such party or its major sources of supply have material operations or where such party has sales, (E) changes in applicable
Laws or in generally accepted accounting principles or accounting standards, or changes in general legal, regulatory or political conditions, (F) any action taken by Parent, the Company or any of their respective Subsidiaries as contemplated or permitted by this Agreement or with the Parent's consent, in the case of the Company, or the Company's consent in the case of the Parent, or any failure to take action which failure results from Parent's refusal to grant its consent to such action pursuant to Section 6.1, (G) with respect to the Company, any resignation or termination of employees of the Company or its Subsidiaries, or (H) any decrease in, or lack of, bookings, or (ii) that prevents the consummation of the Merger. Clause (G) above shall not derogate from the provisions of Section 7.2(f).

                                     - 10 -

     Notwithstanding anything to the contrary contained in this Agreement, but without limiting the provisions contained in clauses (A) through (G) above, for purposes of determining whether the conditions set forth in Sections 7.1(c),
7.2(a), and 7.2(c) have been satisfied and whether Parent may terminate this
Agreement pursuant to Section 8.4, a "Material Adverse Effect" shall be deemed to have occurred with respect to the Company pursuant to clause (i) of the definition thereof if (and only if) the applicable change, effect, event, occurrence, condition, development or state of facts (or aggregation of changes, effects, events, occurrences, conditions, developments or states of facts)
relates to the Company and/or its Subsidiaries and has resulted in or would reasonably be expected to result in aggregate liabilities (net of insurance coverage) relating to the Company and its Subsidiaries or reduction in value of the Company and its Subsidiaries equal to at least USD 30,000,000 (Thirty
Million United States Dollars).

     In this Agreement, any reference to "KNOWLEDGE" of any Person which is not an individual means the actual knowledge of such Person's directors and executive officers and the knowledge that any of such individuals would be reasonably expected to have in the due and diligent conduct of their respective duties.

     (A) REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to Parent and Merger Sub that the representations, warranties and statements contained in this Article V
(including any of its sections and subsections) are true and correct, except as expressly set forth in the disclosure schedule delivered by the Company to
Parent and Merger Sub on or before the date of this Agreement (the "COMPANY
DISCLOSURE SCHEDULE"). It is specifically agreed that no exception or limitation with respect to any of the representations, warranties and statements contained in this Article V shall be valid, even if the same has been brought to the attention of Parent and Merger Sub or their advisors, unless such exception or limitation is expressly set forth in the Company Disclosure Schedule. The
Company Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article V. For purposes of this Article V, and unless explicitly provided otherwise, the term "COMPANY"
shall be deemed to include each of the Company's Subsidiaries.

                                     - 11 -

     5.1. ORGANIZATION, GOOD STANDING AND QUALIFICATION; SUBSIDIARIES

          5.1.1 SECTION 5.1.1 of the Company Disclosure Schedule sets forth (A)
     each of the Company's Subsidiaries; and (B) the Company's or its
     Subsidiaries' capital stock, equity interest or other direct or indirect ownership interest in any other Person.

          5.1.2 Each of the Company and its Subsidiaries is a company with limited liability duly organized, validly existing and, where applicable, is in good standing under the Laws (as defined in Section 5.10 hereof) of its respective jurisdiction of organization and has all requisite corporate or similar power and authority and all necessary government, municipal and other approvals to own, lease and operate its properties and assets and to carry on its business as it is now being conducted and as proposed to be conducted, in all material respects, and is qualified to do business and, where applicable, is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification.

          5.1.3 Attached as SCHEDULE 5.1.3 hereto are complete and correct copies of the Company's and each of its Subsidiaries' Memorandum of
     Association, Articles of Association, Certificates of Incorporation and
     Bylaws or comparable governing documents (collectively, the "CORPORATE
     DOCUMENTS"), each as amended to the date hereof, and each as so delivered is in full force and effect. Neither the Company nor any of its
     Subsidiaries is in violation of any of the provisions of its Corporate
     Documents.

          5.1.4 SECTION 5.1.4 of the Company Disclosure Schedule contains a correct and complete list of: (A) the locations of all sales office, manufacturing facilities, and any other office or facilities of the Company and its Subsidiaries; (B) all jurisdictions in which the Company and any of its Subsidiaries maintain any employees and/or any independent contractors;
     and (C) the jurisdiction of incorporation of the Company and each
     Subsidiary and all jurisdictions in which the Company and any Subsidiary is duly qualified and licensed to transact business as a foreign corporation.

     As used in this Agreement, the term (x) "PERSON" means, any individual, sole proprietorship, partnership, firm, entity, limited partnership, limited liability company, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body, corporation, or federal, governmental, municipal or national entity, and where the context requires, any of the foregoing when acting as trustee, executor, administrator or legal representative; and (y) "SUBSIDIARY" means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions or constituting a majority of the voting power in the general meeting of the shareholders of such Person is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries.

                                     - 12 -

     5.2 CAPITAL STRUCTURE

          5.2.1 The registered and authorized share capital of the Company consists of NIS 937,871.29 divided into: (A) 60,000,000 Company Ordinary
     Shares, of which 3,076,000 are also designated as Ordinary A Shares, of which 4,021,427 Ordinary Shares (including the Company Restricted Stock)
     are outstanding as of the date hereof and of which 3,076,000 Ordinary A
     Shares are outstanding as of the date hereof; (B) 628,400 Series A
     Preferred Shares, of which 628,400 Series A Preferred Shares are outstanding as of the date hereof; (C) 2,157,500 Series A1 Preferred
     Shares, of which 2,157,500 Series A1 Preferred Shares are outstanding as of the date hereof; (D) 15,001,229 Series B Preferred Shares, of which
     15,001,229 Series B Preferred Shares are outstanding as of the date hereof;
     and (E) 16,000,000 Series C Preferred Shares, of which 12,815,421Series C
     Preferred Shares are outstanding as of the date hereof. SECTION 5.2.1 of the Company Disclosure Schedule accurately sets forth, as of the date hereof: (i) the name of each Person that is the record owner of any Company
     Shares; (ii) each such shareholder's country and, if applicable, state of residence opposite that shareholder's name; and (iii) the number of such
     Company Shares or other securities of the Company so owned by such Person, and the number of Ordinary Shares that would be owned by such Person assuming conversion of all the Preferred Shares or any other security or instrument of the Company (including, without limitations, any option, restricted stock or warrant granted to Such Person) convertible or exchangeable into or exercisable for Ordinary Shares so owned by such
     Person giving effect to all anti-dilution and similar adjustments; and (iv)
     the name of each shareholder that is an "investor" as defined in the First
     Addendum to the Israeli Securities Law, 5728-1968.

          5.2.2 Except as set forth in SECTION 5.2.2 of the Company Disclosure
     Schedule, all of the outstanding Company Shares have been duly authorized and validly issued, are fully paid and nonassessable and are free and clear of any lien, charge, pledge, security interest, claim or any other encumbrance or third party's rights of any kind or nature whatsoever (a
     "LIEN") known to the Company. All of the outstanding Company Shares have been issued in compliance with all applicable securities laws and corporate laws. The Company does not hold any dormant shares and no shares are held in treasury by the Company or held by any of its Subsidiaries.

          5.2.3 Except as set forth in SECTION 5.2.3 of the Company Disclosure
     Schedule, the Company has no Company Shares reserved for issuance or otherwise issuable under any other options, warrants or other convertible or exercisable instruments (including restricted shares), except that, as of the date hereof, there are 16,240,398 Ordinary Shares reserved for issuance pursuant to the Company ESOPs. The "COMPANY ESOPS" means the
     Company's Adrem B.I. Solutions Ltd. 2000 Share Option Plan and the
     Company's 2003 Omnibus Stock Option and Restricted Stock Incentive Plan
     (the "2003 COMPANY ESOP"). SECTION 5.2.3 of the Company Disclosure Schedule
     contains a correct and complete list as of the date hereof of each outstanding stock option, warrant, restricted share grant, and any other stock related rights, issued under the Company ESOPs, including the holder, date of grant, term, number of Company Ordinary Shares and, where applicable, exercise price and vesting schedule (including terms of acceleration).

          5.2.4 The Company is the owner of all outstanding shares of capital stock of each Subsidiary and such shares have been duly authorized and validly issued, are fully paid and nonassessable and are free and clear of any Lien. All of the shares of capital stock of each Subsidiary have been issued in compliance with all applicable securities laws and corporate laws.

                                     - 13 -

          5.2.5 Except as set forth in SECTION 5.2.5 of the Company Disclosure
     Schedule, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind or nature whatsoever that obligate the Company or any of its
     Subsidiaries to issue, sell or purchase any shares of capital stock or other securities of the Company and/or any of its Subsidiaries or any
     securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for, receive or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.
     Upon any issuance of any Company Ordinary Shares in accordance with the terms of the Company ESOPs, such Company Ordinary Shares will be duly authorized, validly issued, fully paid and nonassessable. The Company does not have outstanding any bonds, debentures, notes or other obligations, the holders of which have the right to vote (or convertible or exchangeable into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter. Except as set forth in SECTION
     5.2.5 of the Company Disclosure Schedule and without derogating from the generality of the aforesaid, there are no contracts, commitments or agreements relating to the voting, purchase or sale of any shares of capital stock or other securities of the Company and/or any of its
     Subsidiaries between the Company and/or any Subsidiary thereof and any shareholder of the Company or any other Person.

          5.2.6 Neither the Company nor any of its Subsidiaries committed or agreed to acquire, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, limited liability company, joint venture or any other Person.

     5.3 CORPORATE AUTHORITY; APPROVAL AND FAIRNESS

          5.3.1 The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the Merger and the other transactions contemplated hereby. The execution and delivery of this
     Agreement and the consummation of Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, and, except for the shareholder approvals specified in Section 5.3.2 below, no further corporate action is required on the part of the Company to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company. This Agreement constitutes, assuming the due authorization, execution and delivery by the other parties hereto, the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors' rights generally.

          5.3.2 The approval of the holders of (i) 60% (sixty percent) of all the Preferred Shares voting together as a single class; and (ii) the majority outstanding shares of each class of Company Shares present and voting thereon, and (iii) the majority outstanding shares of all the
     Company Shares voting together as a single class, present and voting thereon, are the only shareholders votes necessary to approve and adopt this Agreement and the Merger.

                                     - 14 -

          5.3.3 The board of directors of the Company has: (A) unanimously determined that the Merger is in the best interests of the Company and its shareholders, approved this Agreement and the Merger and the other transactions contemplated hereby and resolved to recommend adoption of this
     Agreement to the holders of the Company Shares, and directed that this
     Agreement be submitted to the holders of Company Shares for their approval;
     and (B) made all other affirmative determinations required to be made by it in connection with this Agreement and the Merger under the Companies Law,
     5759-1999 and any other applicable Law. A copy of the resolution of the board of Directors of the Company approving the Merger and the other transactions contemplated by this Agreement and the other Transaction
     Documents has been provided to Parent.

     5.4 GOVERNMENTAL FILINGS; NO VIOLATIONS; THIRD PARTY CONSENTS

          5.4.1 Other than the necessary notices, reports, filings, consents, registrations, approvals, permits or authorizations listed in SECTION 5.4.1 of the Company Disclosure Schedule, no notices, reports or other filings are required to be made by the Company or any of its Subsidiaries with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained from, any domestic or foreign federal, national, governmental, municipal or regulatory authority, agency, commission, body, court or other legislative, executive, judicial or quasi-judicial governmental, municipal or regulatory entity (each a "GOVERNMENTAL
     ENTITY"), by the Company or its Subsidiaries in connection with the execution and delivery of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby, or in connection with the continuing operation of the business of the
     Company and its Subsidiaries immediately following the Effective Time.

          5.4.2 The execution, delivery and performance of this Agreement by the
     Company does not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in: (A) a breach or violation of, or a default under, the Corporate Documents of the
     Company or of any of its Subsidiaries; (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations or the creation of a Lien on any of the properties and assets of the Company or any of its Subsidiaries pursuant to any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation, written or oral (each, a "CONTRACT"), including a Material
     Contract (as defined below), binding upon the Company or any of its
     Subsidiaries or, assuming (solely with respect to performance of this
     Agreement and consummation of the Merger and the other transactions contemplated hereby) compliance with the matters referred to in Section
     5.4.1 hereof, under any Law to which the Company or any of its Subsidiaries is subject; or (C) any change in the rights or obligations of any party under any Contract binding on the Company or any of its Subsidiaries except to the extent such breach, violation, termination or default would not, in the case of clauses (B) or (C), is not material to the Company.

                                     - 15 -

          5.4.3 SECTION 5.4.3 of the Company Disclosure Schedule sets forth a correct and complete list of all Contracts entered by the Company or any of its Subsidiaries pursuant to which any notice, consent, waiver or approval are or may be required prior to consummation of the transactions contemplated by this Agreement.

     5.5 COMPANY FINANCIAL STATEMENTS

          5.5.1 Attached as SECTION 5.5.1(A) of the Company Disclosure Schedule
     are the audited consolidated balance sheets of the Company as of December
     31, 2005 and December 31, 2006 and the related consolidated statements of income and cash flows for the 3 (three) years in the period ended December
     31, 2006, accompanied by the report of the Company's independent public accountants thereon (the "FINANCIAL STATEMENTS"). Attached as SECTION
     5.5.1(B) of the Company Disclosure Schedule are the unaudited consolidated balance sheet of the Company as of March 31, 2007 (the "BALANCE SHEET
     DATE") and the related consolidated statements of income and cash flows for the three months then ended (the "UNAUDITED INTERIM FINANCIAL STATEMENTS"
     or the "COMPANY CURRENT BALANCE SHEET"). The Financial Statements
     (including the related notes thereto) and the Unaudited Interim Financial
     Statements are true and complete in all material respects and in accordance with generally accepted accounting principles in the United States ("US
     GAAP") applied on a consistent basis throughout the periods involved, and fairly present in all material respects in accordance with US GAAP the consolidated financial position of the Company and its Subsidiaries as at the date thereof and the consolidated results of its operations and cash flows for the period indicated.

          5.5.2 Without derogating from the generality of Section 5.5.1 hereof, the Company and each of its Subsidiaries maintain a standard system of accounting established and administered in accordance with US GAAP. The
     Company and each of its subsidiaries maintain a system of internal accounting sufficient to provide reasonable assurance that: (A)
     transactions are executed in accordance with management's general or specific authorizations; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with US GAAP and to maintain accountability for its assets; (C) access to assets is permitted only in accordance with management's general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has made available to
     Parent and Merger Sub complete and correct copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such internal accounting control.

     Neither the Company nor any of its Subsidiaries, nor to the Company's
Knowledge, the Company's independent auditors, are aware of (A) any material weakness in the system of internal controls utilized by the Company and its
Subsidiaries, (B) any fraud, whether or not material, that involves the
Company's management or other employees who have a role in the preparation of financial statements or the internal controls utilized by the Company and its
Subsidiaries, or (C) any material claim or allegation regarding any of the foregoing.

                                     - 16 -

          5.5.3 Except as set forth in SECTION 5.5.3 of the Company Disclosure
     Schedule, there is no liability, indebtedness, expense, deficiency, claim, guaranty, or obligation, whether accrued, absolute, contingent, anticipated, or otherwise, whether due or to become due, which individually or in the aggregate: (A) has not been reflected in or reserved against in the Company Current Balance Sheet to the extent required by U.S. GAAP; (B)
     has not arisen in the ordinary course of business consistent with past practices since the Balance Sheet Date, or (C) exceeds USD50,000 (Fifty
     Thousand United States Dollars) individually or USD250,000 (Two Hundred and
     Fifty Thousand United States Dollars) in the aggregate.

          5.5.4 SECTION 5.5.4 of the Company Disclosure Schedule sets forth the
     Company's good faith estimation of the Company's net working capital (as defined under US GAAP) as of the date hereof.

     5.6 NO CHANGES. Except as set forth in SECTION 5.6 of the Company
Disclosure Schedule, since the Balance Sheet Date and prior to the date hereof, there has not been, occurred or arisen any:

          5.6.1 material transaction by the Company or any of its Subsidiaries except in the ordinary course of business and consistent with past practices;

          5.6.2 amendment or change to the Corporate Documents of the Company or any of its Subsidiaries;

          5.6.3 capital expenditure or capital commitment by the Company or any of its Subsidiaries not in the ordinary course of business or in excess of
     USD250,000 (Two Hundred and Fifty Thousand United States Dollars);

          5.6.4 destruction of, damage to, or loss of any material assets of the
     Company or any of its Subsidiaries (whether or not covered by insurance);

          5.6.5 work stoppage, labor strike or other labor trouble, or any action, suit, claim, labor dispute or grievance, whether pending or threatened, relating to any labor, safety or discrimination matter involving the Company or any of its Subsidiaries, including, without limitation, charges of wrongful termination of employment or other unlawful labor practices or actions;

          5.6.6 change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by the Company or any of its Subsidiaries other than as required by US GAAP;

          5.6.7 material revaluation by the Company or any of its Subsidiaries of any of their respective assets;

          5.6.8 declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any of its Subsidiaries or any direct or indirect redemption, purchase or other acquisition by the Company or any of its Subsidiaries of its share capital;

                                     - 17 -

          5.6.9 increase in the salary or other compensation payable or to become payable by the Company or any of its Subsidiaries to any of its
     officers, directors or employees, independent contractors or advisors, or the declaration, payment or commitment or obligation of any kind for the payment, by the Company or any of its Subsidiaries, of a bonus or other additional salary or compensation in any form to any such person;

          5.6.10 Contract to which the Company or any of its Subsidiaries is a party or by which it or any of its assets is bound and which is material to the business of the Company or any of its Subsidiaries, or any termination, extension, amendment or modification of the terms of any such Contract, other than Contracts entered into in connection with the transactions contemplated hereby, all of which have been revealed to Parent and Merger
     Sub prior to the date hereof;

          5.6.11 sale, lease, license or other disposition of any of the material assets or properties of the Company or any of its Subsidiaries
     (other than in the ordinary course of business) or any creation of any security interest in assets or properties of the Company or any of its
     Subsidiaries;

          5.6.12 loan by the Company or any of its Subsidiaries to any person or entity, incurring by the Company or any of its Subsidiaries of any indebtedness, guaranteeing by the Company or any of its Subsidiaries of any
     indebtedness, issuance or sale of any debt securities of the Company or any of its Subsidiaries or guaranteeing of any debt securities of others;

          5.6.13 waiver or release of any right or claim of the Company or any of its Subsidiaries, including any material write-off or other compromise of any account receivable of the Company or any of its Subsidiaries;

          5.6.14 notice of any claim or potential claim of ownership by any
     Person, other than the Company or any of its Subsidiaries, of any of the
     Company Intellectual Property (as defined below) owned by or developed or created by the Company or any of its Subsidiaries or of infringement by the
     Company or any of its Subsidiaries of any other Person's Intellectual
     Property;

          5.6.15 issuance or sale, or contract to issue or sell, by the Company or any of its Subsidiaries of any shares of capital stock or securities exchangeable, convertible or exercisable therefore, or any securities, warrants, options or rights to purchase any of the foregoing, except as set forth in SECTION 5.6 of the Company Disclosure Schedule;

          5.6.16 (A) sale by the Company or any of its Subsidiaries of any
     Company Intellectual Property or the entering into of any license agreement, security agreement, assignment or other conveyance or option, with respect to Company Intellectual Property with any person or entity
     (other than customer license agreements entered into in the ordinary course of business consistent with past practice and listed on SECTION 5.6 of the
     Company Disclosure Schedule), or (B) the purchase or other acquisition of any Intellectual Property or the entering into of any license agreement, security agreement, assignment or other conveyance or option with respect to the Intellectual Property of any Person, or (C) the change in pricing or royalties set or charged by the Company or any of its Subsidiaries to its customers or licensees or, to the Company's Knowledge, in pricing or royalties set or charged by persons who have licensed Intellectual Property to the Company or any of its Subsidiaries;

                                     - 18 -

          5.6.17 any event or condition of any kind or nature whatsoever that has had or is reasonably likely to have a Material Adverse Effect with respect to the Company or any of its Subsidiaries; or

          5.6.18 agreement by the Company or any of its Subsidiaries to do any
     of the things described in the preceding Sections 5.6.1 through 5.6.17.

     5.7 LITIGATION AND LIABILITIES

          5.7.1 Except as set forth in SECTION 5.7 of the Company Disclosure
     Schedule, there are no civil, criminal, arbitration or administrative proceedings involving the Company or any Subsidiary, including, to the
     Company's Knowledge. claims for which the Company or any Subsidiary may be vicariously liable. No such proceedings and no claims of any kind or nature are pending or, to the Knowledge of the Company, threatened by or against the Company, any Subsidiary or the directors or officers of the Company or any Subsidiary (in their capacity as such) or in respect whereof the
     Company or any Subsidiary is or might be liable to indemnify any party concerned, and, to the Knowledge of the Company, there are no facts reasonably likely to give rise to any such proceedings.

          5.7.2 Except as set forth in SECTION 5.7.2 of the Company Disclosure
     Schedule, neither the Company nor any Subsidiary is subject to any order or judgment given by any court or any other Governmental Entity or has been a party to any undertaking or assurance given to any court or any other
     Governmental Entity which is still in force nor, to the Company's
     Knowledge, are there any facts or circumstances (with or without the giving of notice or lapse of time) which would be likely to result in the Company or such Subsidiary becoming subject to such an order or judgment or being required to be a party to any such undertaking or assurance.

          5.7.3 Except as set forth in SECTION 5.7.3 of the Company Disclosure
     Schedule, none of the Company, any Subsidiary, the directors of the Company or such Subsidiary or, to the Company's Knowledge, any Employees thereof are the subject of any investigation, enquiry, process or request for information in respect of any of the activities of the Company or any
     Subsidiary by any competent authority and no such procedures are pending or, to the Company's Knowledge, threatened and, to the Company's Knowledge, there are no facts which are reasonably likely to give rise to any such proceedings.

          5.7.4 Neither the Company nor any Subsidiary has, in the 3-year period preceding the date hereof, manufactured or sold products which to the
     Company's Knowledge, are or would be in any material respect, faulty or defective, or which otherwise do not comply in any material respect with any warranties or representations expressly or impliedly made by the
     Company or such Subsidiary.

                                     - 19 -

     5.8 EMPLOYEE AND EMPLOYEE BENEFIT MATTERS

          5.8.1 A list of all the directors, officers, employees and independent contractors (including, without limitations, consultants) of the Company and each of its Subsidiaries (each, an "EMPLOYEE") and their present compensation and remuneration packages, is set forth in SECTION 5.8.1 of the Company Disclosure Schedule, which particulars show all benefits including salaries (or compensation for independent contractors), social benefits, bonuses, commissions, profit shares, automobile and benefits in kind payable or which the Company or any of its Subsidiaries is bound to provide (whether now or in the future) to each such Employee, and are true, accurate and complete in all material respects.

          5.8.2 Except as set forth in SECTION 5.8.2 of the Company Disclosure
     Schedule, no key-Employee has been dismissed in the last six months or has given notice of termination of his employment, and no material independent contractor has been terminated in the last six months or has given notice of termination of his engagement. There are no, and except as set forth in
     SECTION 5.8.2 of the Company Disclosure Schedule there were not in the past, any claims from or on behalf of the any Employee threatened or pending against the Company or any of its Subsidiaries.

          5.8.3 SECTION 5.8.3 of the Company Disclosure Schedule includes the forms of contracts under which substantially all the Employees are engaged
     (each, a "STANDARD EMPLOYMENT AGREEMENT") and a true and accurate list of any Employee who entered into a Contract with the Company or any of its
     Subsidiaries (as the case may be) which differs in any material way from the Standard Employment Agreement. Copies of all forms of Standard
     Employment Agreements and any other employment Contract of the employees listed in Section 5.8.3 have previously been delivered to Parent.

          5.8.4 Except as set forth in SECTION 5.8.4 of the Company Disclosure
     Schedule, there are no Contracts for the payment of any pensions, allowances, lump sums, or other like benefits on retirement or on death or termination or during periods of sickness or disablement for the benefit of any officer or former officer or Employee or former Employee or independent contractor or former independent contractor of the Company or any
     Subsidiary or for the benefit of the dependents of any such individual in operation, unless such payment is due under any applicable law.

          5.8.5 The Company and each of its Subsidiaries have complied with all legislative or other official provisions relating to the Employees and their terms and conditions of employment except as would not have a Company
     Material Adverse Effect, and has made all deductions and payments to the local or foreign Income Tax Authorities (collectively, "INCOME TAX
     AUTHORITIES"), the Israeli National Insurance Institute any other relevant
     Governmental Entity required to be made by Law or any other deductions or payments required by Law.

                                     - 20 -

          5.8.6 The Company's and each Subsidiaries' contingent severance pay liability and any other monetary liability to the Employees in accordance with US GAAP is duly reflected in the Financial Statements and the
     Unaudited Interim Financial Statements as of their respective dates. All other liabilities of the Company and its Subsidiaries to the Employees in
     accordance with US GAAP were properly reserved for in its Financial
     Statements and Unaudited Interim Financial Statements as of their respective dates. Any Employee, which is subject to the provisions of
     Section 14 of the Severance Pay Law (5723-1963) with respect to such statutory severance pay is signed on a general approval of the labor minister form, promulgated under said Section 14.

          5.8.7 A complete list of all of the outstanding Shares and options granted to or purchased by any Employee, and their respective vesting schedules, as of the Closing, is set forth in SECTION 5.8.7 of the Company
     Disclosure Schedule. Except as set forth therein, as of the Closing neither the Company nor any Subsidiary thereof operate any share incentive scheme, share option scheme or profit sharing scheme for the benefit of any of their respective Employees.

          5.8.8 Except as set forth in SECTION 5.8.8 of the Company Disclosure
     Schedule, neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger and the other transactions contemplated thereby, will result in any payment (including any bonus, golden parachute or severance payment) to any Employee or former Employee, or materially increase the benefits payable under any Contract, or result in any acceleration of the time of payment or vesting of any such benefits, except as provided therein.

          5.8.9 Except as set forth in SECTION 5.8.9 of the Company Disclosure
     Schedule, the Company and each of its Subsidiaries is in compliance in all material respects with all applicable employment laws and Contracts relating to employment (or engagement, in respect of independent contractors), employment practices, wages, bonuses and terms and conditions of employment, including employee compensation matters.

          5.8.10 Except as set forth in SECTION 5.8.10 of the Company Disclosure
     Schedule, neither the Company nor any of its Subsidiaries is a member in any employers' organization and no claim or request has been made towards the Company or any of the Subsidiaries by any such organization. Neither the Company nor any Subsidiary thereof is a party to, or bound by, any collective bargaining agreement or similar labor arrangement or union contract or extension order (excluding such extension orders that apply to all employers in the Israeli market) with respect to any of the Employees, and no collective bargaining agreement is being negotiated by the Company or any Subsidiary. No labor union or other representative organization has been certified or recognized as the collective bargaining representative of any Employees. There are no union organizing campaigns or representation proceedings or campaigns in process or threatened with respect to any
     Employees. To the Company's Knowledge, there are no existing or threatened labor strikes, work stoppages, organized slowdowns, unfair labor practice charges or complaints or labor arbitration proceedings affecting any of the
     Employees.

                                     - 21 -

          5.8.11 The Company has not been informed by any current or former
     Employee that such Employee is or was in violation of any term of any employment (or engagement, in respect of or independent contractors)
     contract, patent disclosure agreement, proprietary information agreement, non-competition agreement, or any other similar contract, agreement or restrictive covenant relating to the right of any such Employee to be employed (or engagement, in respect of or independent contractors) by the
     Company or any of its Subsidiaries and the Company has not received any notice in writing from any third party relating to the foregoing.

          5.8.12 (a) SECTION 5.8.12(A) of the Company Disclosure Schedule lists each employee benefit plan or arrangement, including each "employee benefit plan" within the meaning of Section 3(3) of the Employee Retirement Income
     Security Act of 1974, as amended ("ERISA") and any other pension plan, deferred compensation plan, stock option plan, bonus plan, stock purchase plan, medical, hospitalization, disability or other fringe benefit, change in control, severance or termination pay plan, policy or arrangement, funded or unfunded, which Company and the Subsidiaries maintain or contribute to with respect to the employees and former employees of the
     Company or the Subsidiaries, employed or formerly employed within the
     United States (each, an "U.S. EMPLOYEE PLAN"). Except as set forth in
     SECTION 5.8.12(A) of the Company Disclosure Schedule, none of the U.S.
     Employee Plans is subject to Title IV of ERISA or Section 412 of the US
     Code, and neither the Company, the Subsidiaries nor any ERISA Affiliate (as
     defined below) maintains, sponsors or contributes to, or within the past 5
     (five) years, has maintained, sponsored contributed to, any "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA or any other employee benefit plans subject to Title IV of ERISA or Section 412 of the
     US Code.

               (b) With respect to each of the U.S. Employee Plans disclosed in
          SECTION 5.8.12(A) of the Company Disclosure Schedule, the Company has
          provided or made available to Parent true and complete copies of the following documents: (i) the plan documents and related trust agreements, (ii) the most recent summary plan description and all subsequent summary material modifications, (iii) the three most recent
          Form 5500 filings (including schedules and financial statements) for each U.S. Employee Plan required to file such form, and (iv) the most recent IRS favorable determination letter for each U.S. Employee Plan intended to be a qualified plan under Section 401(a) of the US Code.
          Except as would not have a Company Material Adverse Effect, each of the U.S. Employee Plans has been operated and administered in compliance with its terms and in accordance with all applicable laws and the Company has made, or caused to be made, all contributions and premium payments required to be made thereunder, and there exist no claims for payment or other actions with respect to any U.S. Employee
          Plan (except for benefits payable on claims in the ordinary course of plan administration). None of the U.S. Employee Plans is subject to any investigation, audit proceeding or other inquiry of any kind or nature by, before or on behalf of any governmental authority.

               (c) Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries or, to the Company's
          Knowledge, any other "disqualified person" (within the meaning of
          Section 4975 of the US Code) or any "party in interest" (within the meaning of Section 3(14) of ERISA), has engaged in any "prohibited transaction" (within the meaning of Section 4975 of the US Code or
          Section 406 of ERISA) with respect to or relating to any U.S. Employee
          Plan. Except as would not have a Company Material Adverse Effect, neither the Company nor any Subsidiary or, to the Company's Knowledge,
          any other fiduciary (as defined in Section 3(21) of ERISA) of any U.S.
          Employee Plan has any liability for breach of fiduciary duty or other failure to act or comply in connection with the administration or investment of the assets of any U.S. Employee Plan.

                                     - 22 -

               (d) Except to set forth in SECTION 5.8.12(D) of the Company
          Disclosure Schedule, the transactions contemplated by this Agreement will not cause the acceleration of vesting in, or payment of, any benefits under any U.S. Employee Plan and shall not otherwise accelerate or increase any liability under any U.S. Employee Plan.

               (e) With respect to any Employee Benefit Plans which are "group health plans" under Section 4980B of the US Code or ERISA Section
          607(1) and related regulations, there has been timely compliance with all material requirements imposed by COBRA (as defined below), and neither the Company, the Subsidiaries nor any ERISA Affiliates has
          Knowledge of any liability that could be expected to be incurred arising from the Company's, any of its Subsidiaries' or any ERISA
          Affiliates' obligations under COBRA or any similar state law. None of the U.S. Employee Plans provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for the Affected
          Employees of former employees of the Company or Subsidiaries for periods extending beyond their retirement or other termination of service, other than coverage mandated by applicable law. The Company has caused the group health plans of the Company and its Subsidiaries to become compliant with the Health Insurance Portability and
          Accountability Act and the regulations promulgated thereunder in all material respects.

               (f) For purposes hereof, (i) "COBRA" means Part 6 of Subtitle B of 1986, as amended through the date hereof; and (ii) "ERISA
          AFFILIATE" means any Person that at any relevant time prior to the
          Effective Time is considered a single employer with the Company or any of its Subsidiaries under Section 414 of the US Code.

     5.9 INSOLVENCY. No insolvency proceedings of any kind have been filed against the Company or any Subsidiary and neither the Company nor any Subsidiary has stopped payment or is insolvent or unable to pay its debts as and when they fall due.

     5.10 COMPLIANCE WITH LAWS; PERMITS; TAKEOVER STATUTE

          5.10.1 Except as set forth in SECTION 5.10.1 of the Company Disclosure
     Schedule, the businesses of each of the Company and its Subsidiaries have not been, and are not being, conducted in a violation of any federal, state, local or foreign law, statute or ordinance, common law or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any
     Governmental Entity (collectively, "LAWS") applicable to the Company or any of its Subsidiaries which is material to the Company or its business. No investigation or review by any Governmental Entity with respect to the
     Company or any of its Subsidiaries is pending or, to the Company's
     Knowledge, threatened, nor has any Governmental Entity indicated an intention to conduct the same and, to the Company's Knowledge, there is no reasonable basis therefore. No material change is required in the Company's or any of its Subsidiaries' processes, properties, assets or procedures in connection with any such Laws, and the Company has not received any notice or communication of any noncompliance with any such Laws that has not been cured as of the date hereof. In addition, no "fair price," "moratorium,"
     "control share acquisition" mandatory price or other similar anti-takeover statute or regulation (each a "TAKEOVER STATUTE") or any anti-takeover provision in the Company's Articles of Association is applicable to the
     Company, the Company Securities, the Merger or the other transactions contemplated by this Agreement or the other Transaction Documents.
     "TRANSACTION DOCUMENTS" means this Agreement or under any other agreement, exhibit or document attached or ancillary to this Agreement.

                                     - 23 -

          5.10.2 SECTION 5.10.2 of the Company Disclosure Schedule contains a correct and complete list of all permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders ("PERMITS") necessary or appropriate to conduct the Company's and each Subsidiary's business as presently conducted, or as presently proposed to be conducted. The Company and its Subsidiaries each has obtained and is in compliance with all Permits.

     5.11 ENVIRONMENTAL MATTERS

          5.11.1 No Hazardous Material (as defined below) is present, as a result of the actions or omissions of the Company or any of its
     Subsidiaries, in, on or under any property, including the land and the improvements, ground water and surface water, that the Company or any of its Subsidiaries has at any time owned, operated, occupied or leased.
     Neither the Company nor any Subsidiary thereof has notified any
     Governmental Entity or third party, or been required under any Law or
     Contract to notify any Governmental Entity or third party, of any Release
     (as defined below) of any Hazardous Material.

          5.11.2 At all times, the Company and each of the Subsidiaries have transported, stored, used, manufactured, disposed of, released or exposed their respective Employees or others to Hazardous Materials in material compliance with all Environmental Laws, the Company and each of its
     Subsidiaries are currently in compliance, and within applicable statutes of limitation, have been in compliance, in all material respects, with all applicable Environmental Laws, and there are no Hazardous Materials located at any location operated by the Company that could reasonably be expected to require investigation, removal, remedial or corrective action by the
     Company or any of its Subsidiaries or that would reasonably be likely to result in liabilities of, or losses, damages or costs (including, response costs, corrective action costs, damages for personal injury or property damage, or natural resource damages), in each case that are material to the
     Company or any of its Subsidiaries under any Environmental Law.

          5.11.3 The Company and each of the Subsidiaries currently hold all environmental approvals, permits, licenses, clearances, authorizations and consents (the "ENVIRONMENTAL PERMITS") necessary for the conduct of their business as such business is currently being conducted, and are, and within applicable statutes of limitations have been, in material compliance with all such Environmental Permits, and neither the Company nor any of its
     Subsidiaries has received written notice that any Environmental Permit possessed by the Company or any of its Subsidiaries will be revoked, suspended or will not be renewed. To the Company's Knowledge, no environmental report, closure activity, investigation or assessment, and no notification to or approval, consent or authorization from, any
     Governmental Entity with jurisdiction regarding environmental matters or
     Hazardous Materials is required to be obtained by the Company or any of its
     Subsidiaries in connection with any of the transactions contemplated hereby.

                                     - 24 -

          5.11.4 No Environmental Claim (as defined below) against the Company or its Subsidiaries is pending or threatened. The Company is not aware of any fact or circumstance, including any Release, which could reasonably be expected to involve the Company or any of its Subsidiaries in an
     Environmental Claim that would be reasonably likely to impose upon the
     Company or any of its Subsidiaries any material liability, including, without limitation, any material liability that the Company and/or any of its Subsidiaries may have retained or assumed either contractually or by operation of law.

          5.11.5 The Company has made available to Parent and its authorized representatives all records and files, including but not limited to, all assessments, reports, studies, analyses, audits, tests and data available to the Company concerning the existence of Hazardous Materials or any other environmental concern at properties, assets and facilities currently or formerly owned, operated or leased by the Company or any of its
     Subsidiaries or any predecessor in interest, or concerning compliance by the Company and/or any of its Subsidiaries with, or liability under, any
     Environmental Laws.

          5.11.6 As used in this Agreement:

          "ENVIRONMENTAL CLAIM" means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, directives, claims,
     Liens, investigations, proceedings or notices of noncompliance or violation by any person or entity (including any Governmental Entity) alleging liability or potential liability (including, without limitation, potential responsibility for or liability for enforcement costs, investigatory costs, monitoring costs, cleanup costs, governmental response costs, removal costs, remedial costs, natural resources damages, property damages, personal injuries, fines or penalties) arising out of, based on or resulting from: (A) the presence, or Release or threatened Release into the environment, of any Hazardous Materials at any location, whether or not owned, operated, leased or managed by the Company or any of its
     Subsidiaries; or (B) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law; or (C) any and all claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from the presence or
     Release of or exposure to any Hazardous Materials.

          "ENVIRONMENTAL LAWS" means all Israeli, US, European, UK and other foreign (to the extent applicable) Laws now or previously in effect regulating, relating to, or imposing liability or standard of conduct concerning pollution, the indoor or outdoor environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or protection of human health and safety (including, without limitation, noise emissions) as it relates to exposure to Hazardous
     Materials, including, without limitation, Laws relating to Releases or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

                                     - 25 -

          "HAZARDOUS MATERIALS" means: (A) any petroleum or petroleum products, radioactive materials, asbestos, urea formaldehyde foam insulation and transformers or other equipment that contain dielectric fluid containing polychlorinated biphenyls ("PCBs") in regulated concentrations; and (B) any chemicals, materials or substances which are now defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes,"
     "toxic substances," "toxic pollutants," or words of similar import, under any Environmental Law; (c) any other chemical, material, substance, mixture or waste, which is regulated under any Environmental Law in a jurisdiction in which the Company or any of its Subsidiaries operates, and (d) any other substance that may give rise to liability under any Environmental Law.

          "RELEASE" means any release, spill, emission, leaking, injection, deposit, disposal, discharge, dispersal, leaching or migration into the atmosphere, soil, surface water, groundwater or property.

     5.12 TAX MATTERS

          5.12.1 Except as set forth in SECTION 5.12.1 of the Company Disclosure
     Schedule, each of the Tax Returns (as defined below) required to be filed by or on behalf of the Company and each of its Subsidiaries with any
     Governmental Entity with respect to any taxable period before the date hereof (the "GROUP COMPANY RETURNS"): (i) has been filed on or before the applicable due date (including any extensions of such due date); and (ii)
     has been properly prepared and correct and complete in all material respects. All amounts owed by each of the Company and its Subsidiaries, whether or not shown on the Group Company Returns, have been timely and fully paid, and the Company and each of its Subsidiaries have made adequate provision in their Financial Statements, to the extent required by GAAP for any Taxes (as defined below) that are not yet due and payable for all taxable periods, or portions thereof, ending on or before the date of this
     Agreement.

          5.12.2 The Company and each of its Subsidiaries have made available to
     Parent and Merger Sub correct and complete copies of all Group Company
     Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired.

          5.12.3 Except as set forth in SECTION 5.12.3 of the Company Disclosure
     Schedule, there are no outstanding Contracts extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from the
     Company or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

                                     - 26 -

          5.12.4 Except as set forth in SECTION 5.12.4 of the Company Disclosure
     Schedule, no audit or other proceeding by any Governmental Entity is pending or, to the Company's Knowledge, threatened with respect to any amount of Taxes due from or with respect to the Company or any of its
     Subsidiaries and, to the Knowledge of the Company, there is no reasonable basis for any such additional Taxes due. No Governmental Entity (including the Investment Center) has given notice of its intention to assert any deficiency or claim for additional amounts of Taxes against the Company or any of its Subsidiaries. No claim has been made against the Company or any of its Subsidiaries by any Governmental Entity in a jurisdiction where the
     Company or any of its Subsidiaries does not file Tax Returns that the
     Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction. All deficiencies for Taxes asserted or assessed against the
     Company or any of its Subsidiaries have been fully and timely paid, settled or properly reflected in the Company Current Balance Sheet.

          5.12.5 There are no Liens for Taxes upon the properties and assets of the Company and its Subsidiaries, except for statutory Liens for current
     Taxes not yet due.

          5.12.6 The Company and its Subsidiaries have each withheld from their respective Employees, independent contractors, creditors, shareholders and third parties, and timely paid to the appropriate taxing authority, proper and accurate amounts in all material respects for all periods ending on or before the date hereof in compliance with all Tax withholding and remitting provisions of applicable Laws. The Company and each of its Subsidiaries have each complied in all material respects with all Tax information reporting provisions under applicable Laws.

          5.12.7 Except as set forth in SECTION 5.12.7 of the Company Disclosure
     Schedule, the Company and each of its Subsidiaries is in compliance in all respects with all transfer pricing requirements in all jurisdictions in which the Company or any of its Subsidiaries does business (including, without limitations, such requirements as to documentation).

          5.12.8 The Company believes, after reasonable diligence and inquiry, that it qualifies as an industrial Company according to the meaning of that term in the Law for Encouragement of Industry.

          5.12.9 SECTION 5.12.9 of the Company Disclosure Schedule lists: (A)
     each Tax or other incentive granted to or enjoyed by the Company or any of its Subsidiaries under the Laws of the State of Israel (the "INCENTIVES"), and (B) all material undertakings of the Company and any of its
     Subsidiaries given in connection with the Incentives, (C) the commencement year for each Approved Enterprise approval under the Israeli Law for
     Encouragement of Capital Investment, 1959. The Company and each of its
     Subsidiaries have complied, in all material respects, with all requirements to be entitled to claim all Incentives. Subject to receipt of the
     Investment Center approval and other approvals from Governmental Entities required herein, and assuming the compliance by the Company and the Company
     Subsidiaries, after Closing, with all applicable regulations and no change in the operation of the Company's or any Company Subsidiary's business by
     Parent in a manner which is material to the continued entitlement to such tax incentives, the consummation of the Merger and the other transactions contemplated hereby will not affect the continued qualification for the
     Incentives or the terms or duration thereof or require any recapture of any previously claimed Israeli Tax incentive, and no consent, authorization or approval of any Governmental Entity is required prior to the consummation of the Merger and the other transactions contemplated hereby in order to preserve the entitlement of Company or its Subsidiaries to any such Israeli
     Tax incentive.

                                     - 27 -

          5.12.10 The Company has not received any indication specifically directed to the Company from any Israeli Tax Authority that the consummation of the Merger and the other transactions contemplated hereby would affect the Company's ability to offset for Israeli Tax purposes in the future any and all losses accumulated by the Company as of the Closing.

          5.12.11 Except as set forth in SECTION 5.12.11 of the Company
     Disclosure Schedule, the Company currently complies and has historically complied in all material respects with all the relevant requirements of
     Section 102 of the Israeli Income Tax Ordinance and the regulations promulgated thereunder, with respect to any option or any share issued pursuant to the provisions of such section, and the Company has complied in all material respects with the requirements of Section 3(i) of the Israeli
     Income Tax Ordinance with respect to the grant of options or shares to independent contractors or "Controlling Shareholders" (as defined in said section).

          5.12.12 Neither the Company nor any of its Subsidiaries is a
     Controlled Foreign Corporation under Section 75B of the Israeli Income Tax
     Ordinance.

          5.12.13 SECTION 5.12.13 of the Company Disclosure Schedule lists all
     Israeli Tax rulings, Contracts and arrangements issued to or agreed by the
     Company or any of its Subsidiaries. The Company and each of its
     Subsidiaries have complied in all respects and continues to comply in all respects with all conditions and requirements of any Tax ruling, Contract or arrangement with the Israeli Tax authorities or any other Israeli
     Governmental Entity (including the Investment Center).

          5.12.14 The Company and each of its Subsidiaries have not undertaken since January 1, 2007 any transaction that will require special reporting in accordance with the Israeli Income Tax Regulations (Tax Planning
     Requiring Reporting)(Temporary Provisions), 2006, regarding reportable tax planning.

          5.12.15 The Company, its shareholders and each of its Subsidiaries are not subject to any restrictions or limitations pursuant to Part E2 (change of structure and merger) of the Israeli Income Tax Ordinance.

          5.12.16 The Company and each of its Subsidiaries have not entered into any "listed transactions" as defined in Section 1.6011-4(b)(2) of the
     United States Treasury Regulations, and the Company and its Subsidiaries
     have properly disclosed all reportable transaction as required by Section
     1.6011-4 of the United States Treasury Regulations.

          5.12.17 No Subsidiary is, or ever has been, a United States real property holding corporation (as defined in Section 897(c)(2) of the US
     Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the US Code.

                                     - 28 -

          5.12.18 No Subsidiary is liable for the Taxes of another Person (i)
     under Section 1.1502-6 of the United States Treasury Regulations (or
     comparable provisions of state, local or other law), (ii) as a transferee or successor, or (iii) by Contract or indemnity.

          5.12.19 Neither the Company nor any of its Subsidiaries has
     distributed stock of another Person, or has had its stock distributed to another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the US Code.

          5.12.20 Except as set forth in SECTION 5.12.20 of the Company
     Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any Contract or plan that has resulted, or would result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the US Code or any comparable provision of state, local or other Law.

          5.12.21 Neither the Company nor any of its Subsidiaries has
     participated in an international boycott within the meaning of Section 999 of the US Code.

          5.12.22 The Company is not, and to its Knowledge has never been, a passive foreign investment company within the meaning of Section 1297 of the US Code.

          5.12.23 In relation to Value Added Tax ("VAT"):

               (a) Allegro UK Limited (the "UK SUBSIDIARY") is a registered and taxable person for the purposes of Value Added Tax Act 1994 (VATA);

               (b) no default surcharge notice has been served on the UK
          Subsidiary under section 59 VATA 1994;

               (c) the UK Subsidiary has not made an election pursuant to paragraph 2 of Schedule 10 VATA 1994;

               (d) no asset of the UK Subsidiary is a capital item under the provisions of Part XV of the Value Added Tax Regulations; and

               (e) the UK Subsidiary has not registered, and is not required to register, for VAT (or its equivalent) purposes in any country other than the United Kingdom.

          5.12.24 All documents in the UK Subsidiary's possession or whose production the UK Subsidiary is entitled to and which attract stamp duty have been duly stamped.

          5.12.25 The UK Subsidiary has not entered into a land transaction where there may be an obligation in the future to make a return in accordance with Section 80 Finance Act 2003.

                                     - 29 -

          5.12.26 Except as set forth in SECTION 5.8.12(A) of the Company
     Disclosure Schedule, the UK Subsidiary has not established, operated (nor is it a participant in) any bonus, share option, profit related pay or other scheme or arrangement whether or not approved by HM Revenue &
     Customs, for the benefit of its current or former directors or employees or any of them.

          5.12.27 The UK Subsidiary has not been a party to or otherwise involved in any transaction, scheme or arrangement the sole or main purpose or one of the main purposes was avoiding or deferring a tax liability nor was it advised in writing that there was a risk that the UK Subsidiary could be liable to Tax or increased Tax as a result of the Furniss v Dawson line of cases.

          5.12.28 For purposes of this Agreement, the following terms have the following meanings:

          "TAX" or "TAXES" shall mean (i) any federal, state, local or municipal or other tax in any jurisdiction (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance payment, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, profits tax, alternative minimum tax, environmental tax, capital stock tax, severance tax, occupation tax, windfall profits tax, social security payment, disability tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty, interest or inflation linkage), imposed, assessed or collected by or under the authority of any Governmental Body; and (ii) any transferee liability in respect of any items described in the foregoing clause (i).

          "TAX RETURN" means, any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Entity relating to any Taxes.

     5.13 GRANTS, INCENTIVES AND SUBSIDIES

          5.13.1 Without derogating from Section 5.12.9 hereof, SECTION 5.13.1 of the Company Disclosure Schedule provides a complete list of all pending and outstanding grants, incentives and subsidies (collectively, "GRANTS")
     from the Government of the State of Israel or any agency thereof, or from any U.S. or other foreign Governmental Entity, granted to the Company or any of its Subsidiaries, including, without limitation, (A) Approved
     Enterprise Status from the Investment Center (including all letters of approval provided by the Investment Center, and details regarding the period for which tax incentives apply and the nature of such tax incentives), and (B) grants from the Office of the Chief Scientist in the
     Israeli Ministry of Industry, Trade & Labor (the "OCS") (including all letters of approval provided by the OCS).

                                     - 30 -

          5.13.2 The Company has delivered to Parent, prior to the date hereof, correct copies of all documents evidencing Grants submitted and/or received by the Company, any of its Subsidiaries or any of their representatives and of all letters of approval, and supplements thereto, granted to the Company or any of its Subsidiaries and any other applicable correspondence. Without limiting the generality of the above, SECTION 5.13.2 of the Company
     Disclosure Schedule includes the aggregate amounts of the Grants, and the aggregate outstanding obligations thereunder of the Company or any of its
     Subsidiaries with respect to royalties, or the outstanding amounts to be paid by the OCS or any other relevant Governmental Entity to the Company or any of its Subsidiaries.

          5.13.3 The Company and each of its Subsidiaries, as applicable, are in compliance in all material respects with the terms and conditions of their respective Grants and the Laws applicable thereto and have duly fulfilled in all material respects all the undertakings relating thereto.

     5.14 INTELLECTUAL PROPERTY

          5.14.1 Except as set forth in SECTION 5.14.1 of the Company Disclosure
     Schedule, the Company owns or has, free and clear of conditions or other restrictions or any requirement of any present or future royalty, maintenance, support or other payments, all Intellectual Property rights necessary to carry out, or that otherwise are material to, the current business of the Company and its Subsidiaries and had, during the relevant periods, all Intellectual Property rights necessary to carry out, or that otherwise were material to, the business of the Company and its
     Subsidiaries. SECTION 5.14.1 of the Company Disclosure Schedule sets forth all (A) Registered (as such term is defined below) and/or material
     Intellectual Property (as defined below) owned by the Company, indicating for each Registered item the registration or application number and the applicable filing jurisdiction (collectively, the "REGISTERED INTELLECTUAL
     PROPERTY"); and (B) material Intellectual Property Contracts (other than licenses for commercial "off-the-shelf" or "shrink-wrap" software that has not been modified or customized for the Company or any of its
     Subsidiaries). Except as set forth in SECTION 5.14.1 of the Company
     Disclosure Schedule, the Company has exclusive ownership of all
     Intellectual Property owned by it, free and clear of all Liens, exclusive licenses and non-exclusive licenses other than those granted in connection with the sale of products in the ordinary course of business. The
     Intellectual Property owned by the Company is valid, subsisting and enforceable, and is not subject to any outstanding order, judgment, decree or Contract affecting the Company's use thereof or its rights thereto. In the case of Intellectual Property not owned by the Company or any
     Subsidiary but necessary for the operation of the Company's or any
     Subsidiary's business as currently conducted, the Company or any Subsidiary has the right to use such Intellectual Property pursuant to a Contract set forth on SECTION 5.14.5 of the Company Disclosure Schedule and such
     Contracts do not require prior approval of the other party thereto, expect as set forth in SECTION 5.4.3 of the Company Disclosure Schedule.

                                     - 31 -

          5.14.2 (i) Except as set forth on SECTION 5.14.2 of the Company
     Disclosure Schedule, with respect to each item of Registered Intellectual
     Property, (a) title recordation documents, including assignments and changes of name; and (b) registration, maintenance and renewal fees in connection with such Registered Intellectual Property, have been made and are current and all necessary documents and certificates in connection with such Registered Intellectual Property have been filed with the relevant patent, trademark or copyright authorities in Israel, United States or abroad for the purposes of maintaining such Registered Intellectual
     Property. The Company or any Subsidiary have taken all reasonable steps necessary to preserve and maintain all right, title and interest in and to the Registered Intellectual Property and as of the date hereof, no loss, cancellation, abandonment or expiration of any of the Registered
     Intellectual Property is threatened, or pending, (ii) all of the Registered
     Intellectual Property is valid and enforceable; and (iii) no claim by any third party contesting the validity, enforceability, use or ownership of any of the Registered Intellectual Property has been made, is currently outstanding or is threatened in writing.

          5.14.3 To the Company's Knowledge, neither the Company nor any of its
     Subsidiaries has infringed or otherwise violated the Intellectual Property rights of any third party. Neither the Company nor any of its Subsidiaries has received any notice or claim challenging the Company's ownership of any of the Intellectual Property owned or used by the Company or any of its
     Subsidiaries or claiming that the Company or any of its Subsidiaries infringes or misappropriates the Intellectual Property of any third party, and to the Company's Knowledge, there are no facts reasonably likely to give rise to any such claims. To the Company's Knowledge, no third party has infringed, misappropriated, engaged in unauthorized use or otherwise violated in any material respect any of the Company Intellectual Property.

          5.14.4 The Company and each of its Subsidiaries have taken reasonable measures to protect the confidentiality of all Trade Secrets (as defined below) that are owned by the Company or any Subsidiary thereof, and to the
     Company's Knowledge, such Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to valid and appropriate non-disclosure and/or license agreements entered into in the ordinary course of business which, to the Company's Knowledge, have not been breached. To the Company's Knowledge, none of the Company's or any of its
     Subsidiary's current employees or independent contractors has any patents issued or applications pending for any device, process, design or invention of any kind now used or needed by the Company or any Subsidiary in the furtherance of its business, which patents or applications have not been assigned to the Company. All of the Company's and each Subsidiary's current and prior employees and independent contractors have executed valid intellectual property, confidentiality and assignment agreements for the benefit of the Company substantially in the forms which the Company has prior to the date of this Agreement provided to Parent and Merger Sub for their review.

                                     - 32 -

          5.14.5 SECTION 5.14.5 of the Company Disclosure Schedule contains a correct and complete list of all Contracts to which any the Company and any of its Subsidiaries is a party with respect to any Intellectual Property, including but not limited to all licenses or similar agreements or arrangements, in effect as of the date hereof, in which the Company or any
     Subsidiary is a licensor or licensee of any Intellectual Property, other than licenses for commercial "off-the-shelf" or "shrink-wrap" software that has not been modified or customized for the Company or any of its
     Subsidiaries. Each of the Contracts, licenses, or similar agreements or arrangements described in SECTION 5.14.5 of the Company Disclosure Schedule
     is in full force and effect and is the legal, valid and binding obligation of the Company or any Subsidiary, enforceable in accordance with its terms, except as may be limited by general principals of equity, bankruptcy or insolvency laws. Neither the Company nor any Subsidiary is in material default under any Contract, license, or similar agreement or arrangements described in SECTION 5.14.5 of the Company Disclosure Schedule, nor to the
     Company's Knowledge, is any other party to any Contract, license, or similar agreements or arrangements described in SECTION 5.14.5 of the
     Company Disclosure Schedule in default thereunder, and to the Company's
     Knowledge no event has occurred that with the lapse of time or the giving of notice or both would constitute a material default thereunder. No party to any of the Contracts, licenses, or similar agreements or arrangements described in SECTION 5.14.5 of the Company Disclosure Schedule has made a written material claim or demand against the Company or any Subsidiary for penalties or exercised any termination rights with respect thereto. Except as set forth in SECTION 5.14.5 of the Company Disclosure Schedule, no
     Person who has licensed Intellectual Property to the Company or any of its
     Subsidiaries has ownership rights or license rights to improvements made by the Company and/or any of its Subsidiaries in such Intellectual Property which has been licensed to the Company and/or any of its Subsidiaries.
     Without derogating from the provisions of Section 5.14.4 hereof, to the extent that any Intellectual Property has been developed or created by any
     Person other than the Company or any of its Subsidiaries (including but not limited to employees, independent contractors and consultants, and former employees, independent contractors and consultants of the Company or its
     Subsidiaries) for the benefit of the Company, the Company or the relevant
     Subsidiary has a written Contract with such Person with respect thereto and the Company thereby has obtained ownership of, and is the exclusive owner of, all such Intellectual Property by operation of law or by valid assignment.

          5.14.6 SECTION 5.14.6 of the Company Disclosure Schedule lists all
     Contracts between the Company or any of its Subsidiaries and any other
     Person: (i) wherein or whereby the Company or any Subsidiary has agreed to, or assumed, any obligation or duty to warrant, indemnify, reimburse, defend, hold harmless, guaranty or otherwise assume or incur any obligation or liability or provide a right of rescission with respect to the infringement or misappropriation by the Company or any Subsidiary or such other Person of the Intellectual Property of any Person other than the
     Company, or (ii) containing a covenant not to compete or otherwise limiting its ability to use or exploit fully any of the Intellectual Property.

          5.14.7 Neither the Company nor any of its Subsidiaries have granted any licenses or other rights to third parties to use the Intellectual
     Property owned, used or held by the Company or any Subsidiary thereof other than non-exclusive licenses granted in the ordinary course of business.

          5.14.8 The IT Assets (as defined below) operate and perform in all material respects for the needs of the business as conducted in accordance with their documentation and functional specifications and otherwise as required by the Company in connection with its business and have not caused a malfunction or failure within the past 3 (three) years. To the Company's
     Knowledge, no Person has gained unauthorized access to the IT Assets. The
     Company and its Subsidiaries have purchased a sufficient number of seat licenses for all licenses or similar agreement relating to the IT Assets.

                                     - 33 -

          5.14.9 SECTION 5.14.9 of the Company Disclosure Schedule identifies any and all licenses entered into by the Company with regard to any third party source code. The company has source code for each version of software that is both owned by it and currently being used by it. The source code for such software will compile into object code or otherwise is capable of being installed and operated. Once compiled and/or installed, such software will have the features, functions and performance described in the documentation pertaining to it and will execute on the computer platforms for which it is designed. Except as set forth in SECTION 5.14.9 of the
     Company Disclosure Schedule, none of the software owned by the Company contains any shareware, open source code, or other software whose use requires disclosure or licensing of Intellectual Property to or from the public or third parties including but not limited to any GNU or GPL libraries or code. Except as set forth in SECTION 5.14.9 of the Company
     Disclosure Schedule, no source code for any Software Product (as defined below) has been delivered, licensed, made available or otherwise transferred by the Company to any Person (including any escrow agent) who is not, as of the date of this Agreement, an employee of the Company.
     Except as set forth in SECTION 5.14.9 of the Company Disclosure Schedule, the Company does not have any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Software Products to any escrow agent or other Person who will not be, as of immediately following the Closing, an employee of the
     Company.

          5.14.10 SECTION 5.14.10 of the Company Disclosure Schedule contains a complete and accurate list, together with applicable Export Control
     Classification Number (ECCN), of all software that is sold, licensed, leased or otherwise distributed by the Company or its Subsidiaries (the
     "SOFTWARE PRODUCTS") indicating in each case, the name, owner and most recent version of the Software Product and information regarding any third-party code that is embedded in such Software Product. The Company and its Subsidiaries are in compliance with all United States laws, rules, and regulations governing the export of technology. For the avoidance of doubt, software that is obtained under a "limited license" or open source license, shall be considered "third-party code".

          5.14.11 None of the Company's Intellectual Property contains any "back door," "drop dead device," "time bomb," "Trojan horse," "virus," or "worm"
     (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (A) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (B) damaging or destroying any data or file without the user's consent, but the Company does include license keys to ensure that the Company's software is not used beyond the scope of the license granted.

          5.14.12 Except as set forth in SECTION 5.14.12 of the Company
     Disclosure Schedule, neither the Company nor any of its Subsidiaries is, nor as a result of the execution or delivery of this Agreement, or performance of the Company's obligations hereunder, will the Company or any
     Subsidiary be, in any violation of any license, sublicense, or other
     Contract relating to the Company Intellectual Property.

                                     - 34 -

          5.14.13 Except as set forth in SECTION 5.14.13 of the Company
     Disclosure Schedule, the Company or any Subsidiary has collected, used, imported, exported and protected all personally identifiable information, and aggregate or anonymous information relating to individuals protected by law, in accordance with the privacy policies of the Company or any
     Subsidiary and in accordance with applicable law.

          5.14.14 Except as set forth in SECTION 5.14.14 of the Company
     Disclosure Schedule, the consummation of the transaction contemplated hereby will not, in and of itself, result in the loss or impairment of the
     Company's or any Subsidiary's right to own or use any of the Company
     Intellectual Property or the termination, modification or extension of, or result in a default under any Contract, license, or other agreement relating to the Company Intellectual Property.

          5.14.15 There are no orders, injunctions, judgments, doctrines, decrees, rulings, writs, assessments, or arbitration awards: (i) which specifically direct the Company or any Subsidiary by name or (ii) which the
     Company or any Subsidiary is a party which restrict, in any respect, the right to use any of the Company Intellectual Property.

          5.14.16 For purposes of this Agreement, the following terms have the following meanings:

          "INTELLECTUAL PROPERTY" means all of the following in any jurisdiction throughout the world: (A) registered and unregistered trademarks, service marks, brand names, certification marks, collective marks, d/b/a's,
     Internet domain names, logos, symbols, trade dress, assumed names, fictitious names, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (B) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; (C)
     confidential information, discoveries, concepts, ideas, research and development, trade secrets and know-how, processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists (collectively, "TRADE SECRETS"); (D) copyrightable works of authorship, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (E) moral rights and all other intellectual property or proprietary rights.

          "COMPANY INTELLECTUAL PROPERTY" means any Intellectual Property that is owned by or exclusively licensed to the Company or any of its
     Subsidiaries.

          "IT ASSETS" means the Company's and the Subsidiaries' computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.

                                     - 35 -

          "REGISTERED" means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

     5.15 INSURANCE. The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent in the businesses in which they are engaged.
SECTION 5.15 of the Company Disclosure Schedule lists all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, independent contractors, officers and directors of each the Company and each of its Subsidiaries. There is no, and had not been in the past 3
(three) years, any material claim by the Company or any Subsidiary pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed. The Company and its Subsidiaries are in compliance, in all material respects, with the terms of such policies and instruments in all respects; and
there are no claims by the Company or any of its Subsidiaries under any such policy or bond as to which any insurer is denying liability or defending under a reservation of rights clause; neither the Company nor any such Subsidiary has been refused any insurance coverage sought or applied for during the last 3
(three) years; and neither the Company nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a
Company Material Adverse Effect.

     5.16 MATERIAL CONTRACTS

          5.16.1 As of the date of this Agreement, except as described in the relevant subsection of SECTION 5.16 of the Company Disclosure Schedule
     neither the Company nor any of its Subsidiaries is a party to or bound by:

               5.16.1.1 any Contract that involves or that could reasonably be expected to involve (x) aggregate payments by the Company or any of its Subsidiaries, or the receipt by the Company or any of its
          Subsidiaries, of USD 250,000 (Two Hundred and Fifty Thousand United
          States Dollars) or more individually or in the aggregate and that is not cancelable without penalty within 30 (thirty) days, (y) minimum purchase commitments by the Company or any of its Subsidiaries, or (z)
          ongoing service or support obligations (other than contracts entered into in the ordinary course of business) that are not cancelable without penalty or refund within 30 (thirty) days;

               5.16.1.2 any lease of real or personal property;

               5.16.1.3 any Contract for the acquisition of or investment in capital equipment for an aggregate purchase price or investment value of USD 250,000 (Two Hundred and Fifty Thousand United States Dollars)
          or more;

               5.16.1.4 (x) any Contract authorizing the distribution or resale by any Person of any of the Company's and its Subsidiaries' products or services and any other dealer, agency, joint marketing, development
          Contract; or (y) any Contract for the sale or rental of products or services that is reasonably likely to result in payments to the
          Company and its Subsidiaries;

                                     - 36 -

               5.16.1.5 any partnership, joint venture or other similar Contract relating to the formation, creation, operation, management or control of any partnership or joint venture;

               5.16.1.6 any Contract relating to the leasing, licensing,
          disposition or acquisition of properties or assets or any interest in any business enterprise outside the ordinary course of business of the
          Company or any of its Subsidiaries;

               5.16.1.7 any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts or instruments relating to the borrowing of money or extension of credit or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset);

               5.16.1.8 any guarantee, indemnity, security or other Contracts pursuant to which the Company or any Subsidiary agrees to become directly or contingently liable for any obligation of any other
          Person;

               5.16.1.9 any guarantee, indemnity, security or other Contracts pursuant to which any third party agrees to become directly or contingently liable for any obligation of the Company or any
          Subsidiary;

               5.16.1.10 any power of attorney given by the Company or any
          Subsidiary with respect to any asset or business of the Company or such Subsidiary;

               5.16.1.11 any Contract, instrument or deed pursuant to which a third party is entitled or authorized to bind or commit the Company or any Subsidiary to any obligation;

               5.16.1.12 any non-competition Contract or other Contract that (w)
          purports to limit in any material respect either the type of business in which the Company or any of Subsidiaries (or, after the Effective
          Time, Parent or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business, (x)
          could require the disposition of any material assets, line of business or product line of the Company or any of its Subsidiaries or, after the Effective Time, Parent or any of its Subsidiaries, (y) grants
          "most favored nation" status including any that, following the Merger, would apply to Parent and its Subsidiaries, including the Company and its Subsidiaries, or (z) prohibits or limits the rights of the Company or any of its Subsidiaries or, after the Effective Time, Parent or any of its Subsidiaries, in any material respect to make, sell or distribute any products or services, or use, transfer, license, distribute or enforce any of their respective Intellectual Property rights;

               5.16.1.13 any Contract to which the Company or any of its
          Subsidiaries is a party containing a standstill or similar agreement
          (which are either in effect today or have been signed and will become effective) pursuant to which the Company has agreed not to acquire assets or securities of the other party or any of its affiliates;

                                     - 37 -

               5.16.1.14 any Contract between the Company or any of its
          Subsidiaries and any director or officer of the Company or its
          Subsidiaries or any Person beneficially owning 5% (five percent) or more of the outstanding shares of the Company;

               5.16.1.15 any Contract providing for indemnification by the
          Company or any of its Subsidiaries of any Person other than license agreements with customers entered into in the ordinary course of business and consistent with past practice;

               5.16.1.16 any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or any properties or assets;

               5.16.1.17 any Contract or any other arrangement of any kind or nature whatsoever with any Government Entity; or

               5.16.1.18 any other Contract or group of related Contracts that, if terminated or subject to a default by any party thereto, would, individually or in the aggregate, be reasonably likely to have a
          Company Material Adverse Effect (the Contracts described in Section
          5.15.1.1-5.16.1.18, together with all exhibits and schedules to such
          Contracts, being the "MATERIAL CONTRACTS").

          5.16.2 A true and correct copy of each Material Contract has previously been delivered to Parent and Merger Sub and as of the date hereof each such Contract is a valid and binding agreement of the Company or one of its Subsidiaries, as the case may be, and is in full force and effect, and neither the Company nor any of its Subsidiaries nor, to the
     Company's Knowledge, any other party thereto is in default or breach in any respect under the terms of any such Contract. No party to a Material
     Contract has made a formal or written claim to the effect that the Company or any Subsidiary thereof has failed to perform an obligation thereunder nor has any such party notified the Company or any of its Subsidiaries of an intention to terminate or not renew any such Material Contracts.

     5.17 PROPERTY

          5.17.1 Except as set forth in SECTION 5.17.1 of the Company Disclosure
     Schedule, the Company and its Subsidiaries have good and marketable title to, or, in the case of securities and investments, a "security entitlement"
     (as defined in the Uniform Commercial Code) in, or in the case of leased property, a valid leasehold interest in, all of its respective property
     (whether real or personal, tangible or intangible, and including securities and investments) and assets purported to be owned or leased by it or any of its Subsidiaries. All properties and assets used in the operations of the
     Company and each of its Subsidiaries are reflected in the Company Current
     Balance Sheet as of such date to the extent US GAAP requires the same to be reflected. SECTION 5.17.1 of the Company Disclosure Schedule also contains a correct and complete list of any and all Liens on any of the properties or assets of the Company or any of its Subsidiaries, indicating the secured obligation, the details of the underlying Contract (copies of all such
     Contracts have previously been delivered to Parent and Merger Sub), the scope and nature of the Lien and the property or assets covered by such
     Lien.

                                     - 38 -

          5.17.2 The lease Contracts entered into by the Company and its
     Subsidiaries in connection with their premises are in full force and effect and, to the Knowledge of the Company, there are no existing defaults of the
     Company and its Subsidiaries or any other party to the leases thereunder, and neither the Company nor its Subsidiaries has received or given notice of default or claimed default with respect to such leases, nor is there, to the Knowledge of the Company, any event that with notice or lapse of time, or both, would constitute a default thereunder. Other than the lease
     Contracts referred to above and in SECTION 5.17.3 of the Company Disclosure
     Schedule, the Company and its Subsidiaries have no other interests of any type in any real property.

          5.17.3 The Company is the lawful leaseholder of the properties described in SECTION 5.17.3 of the Company Disclosure Schedule (the "LEASED
     PROPERTY"). SECTION 5.17.3 of the Company Disclosure Schedule contains a description of the Leased Properties, (including their size and location), the name of the lessor, the start and end dates of the Lease, and the rent payable under such Lease. Except as set forth in SECTION 5.17.3 of the
     Company Disclosure Schedule, there is no outstanding Tax, levy or charge of any kind whatsoever in connection with the Company's or its Subsidiaries'
     use or right in such properties, and neither the Company nor any of its
     Subsidiaries is under any obligation to pay such Taxes, levies or charges to any third party, including any Governmental Entity, including the
     Israeli Land Administration, except as provided for in such lease agreement. Except as set forth in SECTION 5.17.3 of the Company Disclosure
     Schedule, the Company and its Subsidiaries have obtained all required approvals, authorizations and permits from any competent authority in connection with all real property held by it or to which it is entitled or in which it has rights (including building permits) and all of such approvals, authorizations and permits are in full force and effect. There are no outstanding claims or proceedings commenced by any third party
     (including any competent authority) in connection with the Company's and its Subsidiaries' possession or use of the Leased Properties and no indictment was filed against the Company, any of its Subsidiaries or any of their respective officer or directors in connection therewith.

          5.17.4 The assets that are used by the Company and each of its
     Subsidiaries or which are leased, subleased, licensed to, owned or otherwise occupied by the Company and each of its Subsidiaries, are in good condition, repair and (where applicable) proper working order, having regard to their use and age and the effect of reasonable wear and tear.

     5.18 CUSTOMERS

          5.18.1 Prior to the date hereof, no customer of the Company or any of its Subsidiaries has cancelled or otherwise terminated, or made any threat to cancel or otherwise terminate any license agreement with the Company or the relevant Subsidiary, and no such customer or has notified the Company of its intention to cancel or otherwise terminate any license agreement with the Company or any of its Subsidiary.

          5.18.2 Neither the company nor any of its Subsidiaries has sold or otherwise released for distribution any of any customer files and other customer information relating to such the Company's or its Subsidiaries'
     current and former customers (the "CUSTOMER INFORMATION"). No Person other than the Company and its Subsidiaries possesses any claims or rights with respect to use of the Customer Information.

                                     - 39 -

     5.19 WARRANTIES/PRODUCT LIABILITY. Except as set forth in SECTION 5.19 of the Company Disclosure Schedule and except as specifically reflected, reserved against or otherwise disclosed in the Company Current Balance Sheet: (A) there is no notice, demand, claim, action, suit, inquiry, hearing, proceeding, notice of violation or investigation from, by or before any Government Entity relating to any product, including the packaging and advertising related thereto, designed, formulated, manufactured, processed, sold or placed in the stream of commerce by the Company or its Subsidiaries or any services owned and provided by the Company or its Subsidiaries (a "PRODUCT"), or claim or lawsuit involving a Product which is pending or threatened by any Person, and (B) there has not been, nor is there under consideration by the Company, any Product recall or post-sale warning of a material nature concerning any Product. All Products comply in all material respects with applicable authorization by any
Governmental Entity and Laws, and there have not been and there are no such material defects or deficiencies in such Products.

     5.20 FCPA. Neither the Company nor any of its Subsidiaries nor, to the
Company's Knowledge, any director, officer, agent , independent contractor or employee of the Company or any of its Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder ("FCPA") including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any "foreign official" (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA; the Company and its
Subsidiaries have conducted their businesses in compliance with the FCPA (as applicable) and the Company has no Knowledge of any violation of the FCPA by any of its Subsidiaries.

     5.21 OFAC. Neither the Company nor any of its Subsidiaries nor, to the
Company's Knowledge, any director, officer, agent , independent contractor, joint venture, partner or employee of the Company or any of its Subsidiaries, is owned or controlled by the government of a country subject to OFAC sanctions or currently named on the list of specially designated nationals et al. list maintained and available at http://www.treas.gov/offices/enforcement/ofac/sdn
/t11sdn.pdf.

     5.22 MINUTE BOOKS AND REGISTERS. Except as set forth in SECTION 5.22 of the
Company Disclosure Schedule, the minutes of the Company and each Subsidiary thereof furnished to counsel for Parent and Merger Sub are the only minutes of the Board of Directors and shareholders of the Company and each of its
Subsidiaries and contain true and accurate copies of all resolutions adopted by the Board of Directors (or committees thereof) of such companies and its shareholders since the time of incorporation of the Company and each Subsidiary.
The share register and the register of directors of the Company and each
Subsidiary, if applicable, completely and accurately set forth the information required to be included therein.

                                     - 40 -

     5.23 NO CONFLICT OF INTEREST

          5.23.1 Other than as described in SECTION 5.23.1 of the Company
     Disclosure Schedule, except for: (A) relationships with the Company or any of its Subsidiaries as an officer, director, independent contractor or employee thereof (and compensation by the Company or any of its
     Subsidiaries in consideration of such services) in accordance with the terms of their employment or engagement; and (B) relationships with the
     Company as shareholders or option holders therein, to the Knowledge of the
     Company, none of the directors or officers, or the shareholders of the
     Company, or any known member of any of their families or affiliates, is presently a party to, or was a party to, any transaction, Contract or arrangement with the Company or any of its Subsidiaries.

          5.23.2 Except as set forth in SECTION 5.23.2 of the Company Disclosure
     Schedule, neither the Company nor any Subsidiary thereof is indebted, directly or indirectly, to any of the Company's shareholders nor to the
     Company's or its Subsidiaries' employees, independent contractors, officers or directors or to their respective family members or affiliates, in any amount whatsoever other than in connection with expenses or advances of expenses incurred in the ordinary course of business or relocation expenses of employees or payments in accordance with existing employment Contracts or benefit plans. No shareholder of the Company, nor any employee, independent contractors, officer or director of the Company or any of its
     Subsidiaries, or any members of their families or affiliates, are, directly or indirectly, indebted to the Company or any of its Subsidiaries.

          5.23.3 Except as set forth in SECTION 5.23.3 of the Company Disclosure
     Schedule, to the Knowledge of the Company, none of the Company's or its
     Subsidiaries' officers, directors or shareholders has any known interest in any property, real or personal, tangible or intangible, including inventions, copyrights, trademarks, or trade names, used in or pertaining to the business of the Company, its Subsidiaries or any supplier, distributor, or customer of the Company or any of its Subsidiaries, except for the normal rights of a shareholder, and except for rights under the
     Company ESOPs.

          5.23.4 Except as set forth in SECTION 5.23.4 of the Company Disclosure
     Schedule, to the Knowledge of the Company, none of the Company's or its
     Subsidiaries' officers, directors or shareholders has any direct or indirect ownership interest in any Person with which the Company any Group
     Company is affiliated or with which the Company or any Subsidiary has a business relationship, or any Person which competes with the Company or any
     Subsidiary except that such employees, independent contractors, officers and directors may own stock in (but not exceeding 2% (two percent) of the outstanding capital stock of) any publicly traded companies that may compete with the Company or any Subsidiary.

                                     - 41 -

     5.24 BROKERS AND FINDERS. Except as set forth in SECTION 5.24 of the
Company Disclosure Schedule, neither the Company nor any of its Subsidiaries nor, any director, officer, agent, employee or independent contractors, of the
Company or any of its Subsidiaries has employed or made any Contract on behalf of the Company with any broker, finder or similar agent or any Person, which will result in the obligation of the Company or Parent or Merger Sub to pay any finder's fee, brokerage fees or commission or similar payment in connection with the Merger or the other transactions contemplated in this Agreement.

     5.25 INVESTOR STATUS. To the Company's Knowledge, based on representations provided to the Company by its shareholder, the shareholders of the Company set forth on SECTION 5.25 of the Company Disclosure Schedule are each an "accredited investor" as defined in Rule 501(a) under the Securities Act. To the Company's
Knowledge, each such stockholder is not a registered broker-dealer under Section
15 of the Exchange Act

     5.26 FULL DISCLOSURE. The representations or warranties made by the Company in this Agreement (as qualified and modified by the Company Disclosure Schedule)
when read together as a whole, do not contain any untrue statement of a material fact, nor omits to state any material fact necessary in order to make the statements contained herein, in the light of the circumstances under which made, not misleading.

     B) REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB. Parent and
Merger Sub hereby represent and warrants to the Company that:

     5.27 INCORPORATION. Parent is a company existing under the laws of the
State of Israel. Merger Sub is a company existing under the laws of the State of
Israel. Each of Parent and Merger Sub has all necessary corporate or legal power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement.

     5.28 AUTHORITY TO TRANSACT. Each of the Parent and Merger Sub has the
capacity and authority to execute and deliver this Agreement, to perform hereunder and to consummate the Merger. All corporate action on the part of the
Parent and Merger Sub necessary for the authorization and execution of this
Agreement, the consummation of the Merger and the performance of all of the
Parent's and Merger Sub's obligations hereunder have been taken, or shall be taken prior to the Closing Date. This Agreement constitutes and, when signed by its duly authorized representatives, all other documents contemplated hereby will constitute, valid and legally binding obligations of Parent and Merger Sub, enforceable in accordance with their terms. Other than as set forth herein regarding the approval by the shareholder of Merger Sub, no further vote or other action of the shareholders of Parent is required by applicable Law
(including NASDAQ rules and regulations), the Articles of Association and
Memorandum of Association of Parent in order for Parent and Merger Sub to consummate the Merger and the transactions contemplated hereby.

                                     - 42 -

     5.29 EXECUTION OF AGREEMENT. The execution and delivery of this Agreement by Parent and Merger Sub does not, and the consummation of the transactions contemplated hereby will not, violate any provisions of the Charter or similar documents of Parent or Merger Sub.

     5.30 NO CONFLICT; REQUIRED FILINGS AND CONSENTS

          5.30.1 The execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the performance of this Agreement by each of
     Parent and Merger Sub shall not, (i) conflict with or violate the Parent
     Charter Documents or equivalent organizational documents of any of Parent's
     Subsidiaries, or (ii) subject to (x) receipt of required regulatory, administrative and governmental approvals set forth in Section 5.30.2 and
     6.11 hereof, and (y) delivery of the documents the Companies Registrar as described in Sections 6.4 hereof, conflict with or violate any Law applicable to Parent, Merger Sub or any of their subsidiaries or by which it or their respective properties are bound, or (iii) conflict with, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, require any notice or consent pursuant to any material Contract to which Parent, Merger Sub or any of their subsidiaries is a party or by which Parent, Merger Sub or any of their subsidiaries or their or any of their respective properties are bound, except to the extent such conflict, violation, breach, failure to give notice or obtain consent, default, impairment rights, losses or Liens or other effect would not, in the case of clauses (ii) or (iii), reasonably be expected to prevent the consummation of the Merger.

          5.30.2 The execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the performance of this Agreement and the transactions contemplated hereby by each of Parent and Merger Sub shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity except for applicable requirements, if any, of (A) the approval of the Investment Center, (B) the notification of the OCS, (C) any securities Laws obligations with respect to the Parent Ordinary Shares or Parent Restricted Stock, including, without limitations, the receipt of the Israeli Securities Exemption; (D)
     delivery of the required notices described in Sections 6.4 and 6.11. The
     Parent is eligible under applicable laws, including securities laws and
     NASDAQ rules and regulations to file and register the Parent Ordinary
     Shares issued as part of the Aggregate Merger Consideration on Form F-3.

     5.31 ABSENCE OF LITIGATION. There are no material claims, actions, suits, proceedings or investigations pending or, to the knowledge of Parent or Merger
Sub, threatened against Parent or Merger Sub or any property or rights of Parent or Merger Sub or any of their subsidiaries, by or before any Governmental
Entity, including any investigation in respect of any material violation of securities laws, breach of fiduciary duty or similar violation by the Parent, any Subsidiary of the Parent or any of its officers, directors, employees or agents, except as would not reasonably be expected to prevent the consummation of the Merger.

     5.32 OWNERSHIP AND OPERATIONS OF MERGER SUBSIDIARY. Parent, directly or indirectly, owns of record and beneficially owns all outstanding shares of
Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, and has engaged in no other business or other activities or incurred any liabilities, other than as contemplated herein.

                                     - 43 -

     5.33 FINANCING. Parent has and will have, immediately prior to, from and after the Effective Time, sufficient cash on-hand and available through existing liquidity facilities (without restrictions on drawdown that would delay payment of the Aggregate Cash Consideration) to make payment of the Aggregate Cash
Consideration and any other amounts payable hereunder and to consummate the transactions contemplated hereby.

     5.34 SEC FILINGS

          5.34.1 Since January 1, 2003, the Parent has filed all reports, schedules, forms, registration statements and other documents required to be filed by Parent with the U.S. Securities and Exchange Commission (the
     "SEC") under the Securities Act of 1933, as amended, (the "SECURITIES
     ACT"), the Exchange Act and applicable rules and regulations of the SEC thereunder (such filings, the "PARENT REPORTS").

          5.34.2 As of their respective filing dates, the Parent Reports complied, in all material respects, with the applicable requirements of the
     Securities Act and the Exchange Act, as the case may be, and applicable rules and regulations of the SEC thereunder, and, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     5.35 ISSUANCE OF PARENT STOCK. The Parent Ordinary Shares to be issued pursuant to this Agreement to the holders of the Company Securities have been duly authorized, and when issued, will be validly issued, fully paid and nonassessable and not subject to preemptive rights.

     5.36 SEPARATE BUSINESS UNIT. It is the Parent's current intent that the
Surviving Corporation act as a separate and independent business unit. The above shall not be deemed to limit the absolute discretion of Parent in exercising its corporate governance powers with respect to the Company.

                                   ARTICLE VI

                                    COVENANTS

     6.1. INTERIM OPERATIONS. (a) The Company covenants and agrees as to itself and its Subsidiaries that after the date hereof and until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time
(unless otherwise approved in writing by Parent, which approval will not be unreasonably (being determined based on a reasonable acquirer) withheld or delayed, and except as otherwise expressly contemplated by this Agreement) and except as required by applicable Laws, the business of the Company and its
Subsidiaries shall be conducted in the ordinary and usual course and in accordance with past practices and, to the extent consistent therewith, the
Company and its Subsidiaries shall use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, employees, independent contractors and business associates and keep available the services of the Company's and its Subsidiaries' present employees and agents. Without limiting the generality of the foregoing and in furtherance thereof, from the date of this Agreement until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, except (A) as otherwise expressly required by this Agreement, (B) as the Parent may approve in writing (which approval will not be unreasonably (being determined based on a reasonable acquirer) withheld or delayed), the Company will not and will not permit its Subsidiaries to:

                                     - 44 -

               (i) adopt or propose any change in the Company's or any of its
          Subsidiary's Articles of Association or other applicable governing instruments;

               (ii) merge or consolidate itself or any of its Subsidiaries with any other Person;

               (iii) acquire assets from any other Person with a value or purchase price in the aggregate in excess of USD 50,000 (Fifty
          Thousand United States Dollars) in any transaction or series of related transactions, other than acquisitions pursuant to Contracts in effect as of the date of this Agreement and set forth in the Company
          Disclosure Schedule and other than in the ordinary course of business;

               (iv) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of its capital stock or of any its Subsidiaries, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind or nature whatsoever to acquire any shares of such capital stock or such convertible or exchangeable securities, including (without limitations) any options pursuant to the Company ESOPs other than the issuance of Company Shares pursuant to the exercise of Vested Options, and other than has been agreed upon in writing by the Parties;

               (v) create or incur any Lien on any of its assets or any of its
          Subsidiaries;

               (vi) make any loans, advances or capital contributions to or investments in any Person (other than between the Company and its
          Subsidiaries) except for travel advances in the ordinary course and excluding cash management consistent with past practice;

               (vii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or enter into any agreement with respect to the voting of its capital stock;

               (viii) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

                                     - 45 -

               (ix) incur any indebtedness for borrowed money or guarantee such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights of any kind or nature whatsoever to acquire any of its debt securities or of any of its Subsidiaries, except for: (A) indebtedness for borrowed money incurred in the ordinary course of business consistent with past practices not to exceed USD 50,000 (Fifty Thousand United States Dollars) in the
          aggregate, or (B) guarantees incurred in compliance with this Section
          6.1 by it of indebtedness of its wholly-owned Subsidiaries;

               (x) make or authorize any capital expenditure, except for capital expenditures not exceeding USD 20,000 (Twenty Thousand United States
          Dollars) individually, and except for capital expenditures in the ordinary course of business consistent with past practices;

               (xi) make any changes with respect to accounting policies or procedures, except as required by changes in applicable generally accepted accounting principles or applicable Law;

               (xii) settle any litigation or other proceedings before a
          Governmental Entity other than a settlement reimbursable from insurance including a full release of the Company and its affiliates, as applicable and other than settlements not exceeding USD25,000
          (Twenty Five Thousand United States Dollars) individually or USD50,000
          (Fifty Thousand United States Dollars) in the aggregate;

               (xiii) other than as required by Law, make any material Tax election or make any application with any Governmental Entity or, except as set forth herein, seek any tax ruling from a Governmental
          Entity (and following consultation with Parent), excluding filings of
          Tax returns in the ordinary course of business;

               (xiv) transfer, sell, lease, license, mortgage, pledge,
          surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any of its assets, product lines or businesses or of its Subsidiaries, including capital stock of any of its Subsidiaries and sales of obsolete assets and except for sales, leases, licenses or other dispositions of assets with a fair market value not in excess of USD 50,000 (Fifty Thousand United States
          Dollars) individually or USD 50,000 (Fifty Thousand United States
          Dollars) in the aggregate, other than pursuant to Contracts in effect as of the date of this Agreement and other than for licenses, distribution or similar agreements with customers (directly or indirectly) entered into in the ordinary course of business;

               (xv) except as required by applicable Law or any Contract or existing benefit plan existing as of the date hereof, (i) grant or provide any severance or termination payments or benefits to any of its or its Subsidiaries' directors, officers or any employee or independent contractor or of any of its Subsidiaries, except in the ordinary course of business consistent with past practice, (ii)
          increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any of its or its Subsidiaries' directors, executive officers or any employee or independent contractor or of any of its Subsidiaries, excluding bonuses or salary increases to up to 20 Employees (to which the Company is required) up to an aggregate annualized amount of
          $200,000, (iii) establish, adopt, amend or terminate any of its benefit plans or amend the terms of any outstanding equity-based awards (except for suspension of exercise of options), (iv) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any of its benefit plans, to the extent not already provided in any such benefit plans, (v) change any actuarial or other assumptions used to calculate funding obligations with respect to any benefit plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by
          GAAP; or (vi) forgive any loans to any of its or of any of its
          Subsidiaries' directors, officers, employees or independent contractors;

                                     - 46 -

               (xvi) take any action or omit to take any action that might result in any of the conditions to the Merger set forth in Article VII not being satisfied;

               (xvii) take any action, or agree to make any action, which, under applicable law or under the Company's past practice, would require the approval or consent of the Company's board of directors and/or shareholders; or

               (xviii) agree, authorize or commit to do any of the foregoing.

          (b) Without derogating from the provisions of Section 6.1(a) above, the Company shall, prior to making any written or oral communications to any of its or of any of its Subsidiaries' directors, officers, employees or independent contractors pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement or the other Transaction Documents, provide Parent with a copy of the intended communication and provide Parent a reasonable period of time to review and comment on the communication (to the extent reasonable under the circumstances), and the Parties hereto shall cooperate in providing any such mutually agreeable communication.

          (c) It is agreed and acknowledged that the provisions of this Section
     6.1 shall not serve as a basis with respect to the continued operations of the Surviving Corporation following the Effective Time.

     6.2. NO SOLICITATION OR NEGOTIATION

          (a) Without derogating from the generality of any other agreement between the Parties hereto regarding the subject matter hereof, until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, neither the Company nor any of its Subsidiaries nor (i) their shareholders, directors officers and employees, or (ii) their agents, independent contractors and advisers who are authorized by the
     Company (the "RESTRICTED PARTIES") shall directly or indirectly: initiate, solicit or knowingly encourage any inquiry or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any
     Acquisition Proposal (as defined below); engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data to any Person who has made or proposed to make, any Acquisition Proposal; or otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal. To the extent such
     Acquisition Proposal has already been made or is being discussed, the
     Restricted Parties shall immediately cease any such discussion relating to an Acquisition Proposal.

                                     - 47 -

          For purposes of this Section 6.2 an "ACQUISITION PROPOSAL" shall mean:
     (i) any proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination, sale of all or substantially all the assets or similar transaction outside the ordinary course of business involving the Company or any of its
     Subsidiaries; or (ii) any proposal or offer to acquire in any manner, directly or indirectly, any voting power of the equity securities of the
     Company or any material assets (including, without limitation, equity interests in the Company's Subsidiaries) of the Company, in each case other than the transactions contemplated by this Agreement.

          (b) NOTICE. Without derogating from the generality of the aforesaid, the Company will promptly (and, in any event, within one (1) business days notify Parent if any third party has made any bona fide inquiries, proposals or offers with respect to an Acquisition Proposal indicating, in connection with such notice, the name of such third party and the material terms and conditions of any proposals or offers (including, if applicable, and subject to any applicable confidentiality obligations, copies of any written requests, proposals or offers, including proposed agreements).

     6.3. FINANCIAL DATA. As soon as practical but by no later than July 31,
2007, Company shall provide Parent with unaudited consolidated balance sheet of the Company as of June 30, 2007 and the related consolidated statements of income and cash flows for the 3 (three) months then ended. In addition, as from the date hereof and until the Closing Date the Company shall provide Parent with monthly management reports by no later than 10 (ten) business days from the end of each calendar month for the preceding month (for the month of July and forward) and with bi-weekly reports setting forth new bookings for Company licenses on each Monday for the preceding two weeks.

     6.4. MERGER PROPOSAL. (i) Promptly after the execution and delivery of this
Agreement but no later than 2 business days thereafter: (a) each of the Company and Merger Sub shall cause a merger proposal (in the Hebrew language) in form reasonably agreed upon by the Parties (the "MERGER PROPOSAL") to be executed in accordance with Section 316 of the Companies Law; and (b) each of the Company and Merger Sub shall deliver the Merger Proposal to the Companies Registrar in accordance with the provisions of Section 317(a) of the Companies Law. The
Company shall cause a copy of the Merger Proposal to be delivered to each of its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar, and shall promptly inform its non-secured creditors of the Merger Proposal and its contents in accordance with the provisions of Section 318 of the Companies Law and the regulations promulgated thereunder. Promptly after the Company complies with the preceding sentence, the Company and Merger Sub shall inform the Companies
Registrar, in accordance with the provisions of Section 317(b) of the Companies
Law, that notice was given to their creditors under Section 318 of the Companies
Law and the regulations promulgated thereunder.

                                     - 48 -

          (ii) Promptly after the execution and delivery of this Agreement but no later than 2 business days thereafter, each of the Company and Merger
     Sub shall take all actions necessary under any applicable Law to call
     (promptly after the execution and delivery of this Agreement), give notice of and hold a meeting and/or class meetings (as applicable) of the shareholders of the Company and Merger Sub, as applicable, to vote on the approval of this Agreement, the Merger and the other transactions contemplated hereunder or ancillary thereto. Subject to the notice requirements of the Companies Law and the applicable Charters, the meeting and/or class meetings (as applicable) of the shareholders of the Company and Merger Sub shall be held on a date selected by Parties (in consultation) as promptly as practicable after the date of this Agreement, and in no event, no later than 15 (fifteen) days after the date hereof.
     Parent (as the sole shareholder of Merger Sub) shall adopt a resolution to approve the Agreement, the Merger and the other transactions contemplated hereby. Within three (3) days after the approval of the Merger by the shareholders of the Company and Merger Sub, each of the Company and Merger
     Sub shall deliver to the Companies Registrar its shareholders approval notice in accordance with the provisions of Section 317(b) of the Companies
     Law informing the Companies Registrar that the Merger was approved by the shareholders of the Company (or Merger Sub, as applicable) at the meeting and/or class meetings of the shareholders of the Company (or Merger Sub, as applicable).

     6.5. PROXY SOLICITATION. The Company shall use best efforts to solicit from its shareholders proxies in favor of the approval of this Agreement, the Merger and the other transactions contemplated by this Agreement or the other
Transaction Documents in any shareholder meeting held for the purpose of approving the said transactions and any adjournment thereof (the "COMPANY
SHAREHOLDERS MEETING"). The Company shall call, notice, convene, hold, conduct and solicit all proxies in connection with such Company Shareholders Meetings in compliance with all applicable legal requirements, including the Companies Law, any applicable securities law and the Articles of Association of the Company.

     6.6. OTHER ACTIONS. Subject to the terms and conditions set forth in this
Agreement, the Company, Parent and Merger Sub shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and the applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement and the other Transaction Documents as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement and the other Transaction Documents.

                                     - 49 -

     6.7. CONFIDENTIALITY; ACCESS. The parties acknowledge that the Company and
Parent have previously executed a Confidentiality Agreement (the
"CONFIDENTIALITY AGREEMENT"), which Confidentiality Agreement will continue in full force and effect in accordance with its terms except as otherwise provided herein, and Parent shall cause Merger Sub to comply with the terms thereof.
During the period prior to the Closing, the Company agrees that Parent, its agents and representatives are given reasonable access to the books and records of the Company (including financial, corporate, operations and sales books, books of account, sales and purchase records, lists of suppliers and customers, and plans including all data and information, financial or otherwise stored on computer-related or other electronic media) of the Company and its Subsidiaries and to the premises of the Company and its Subsidiaries during normal working hours upon reasonable prior notice and the Company shall, upon request, furnish such information regarding the business and affairs of the Company and its
Subsidiaries as Parent may require. All such access shall be made in a manner so as not to interfere with the business of the Company.

     6.8. PUBLICITY. The initial press release regarding the Merger shall be a joint press release by the Parties and thereafter the Company and Parent shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and the other Transaction Documents and prior to making any filings with any third party and/or any Governmental Entity with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or by the request of any Government Entity (in which case reasonable efforts to consult with the other Party will be made prior to any such release or public statement).

     6.9. EXPENSES. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement and the other Transaction Documents shall be paid by the Party incurring such expense, provided however, that the
Company shall not pay any Excess Brokerage Fees, and any such Excess Brokerage
Fees shall be paid exclusively by the shareholders of the Company. If the Excess
Brokerage Fees are not settled prior to the Closing Date, such Excess Brokerage
Fees shall be deducted from the Aggregate Merger Consideration.

     For this purpose, "EXCESS BROKERAGE FEES" means any expenses incurred by the Company or any of its Subsidiaries in connection with any finder's fee, brokerage fees or commission or similar payment in connection with the Merger or the other transactions contemplated in this Agreement or the other Transaction
Documents in excess of the lesser of: (a) USD 2,500,000 (Two Million and Five
Hundred Thousand United Stated Dollars); and (b) 50% (fifty percent) of such finder's fee, brokerage fees or commission or similar payments; except that
Excess Brokerage Fees shall not include reasonable reimbursable expenses of the entities listed in SECTION 5.24 of the Company Disclosure Schedule in the
anticipated amounts set forth therein which shall be borne by the Company.

     6.10. TAKEOVER STATUTE. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement or the other Transaction Documents, each of Parent and the Company and its Board of
Directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

                                     - 50 -

     6.11. ISRAELI APPROVALS

          (a) GOVERNMENT FILINGS. Each Party to this Agreement shall use all reasonable efforts to deliver and file, as promptly as practicable after the date of this Agreement, each notice, report or other document required to be delivered by such Party to, or filed by such Party with, any Israeli
     Governmental Entity with respect to the Merger. The Company and Parent shall use all reasonable efforts to obtain, as promptly as practicable after the date of this Agreement, the Israeli Tax Authority Approval, the
     Investment Center Approval, the OCS Notification and any other consents and approvals that may be required pursuant to under any applicable Law in connection with the consummation of the Merger and consummation of any other transactions contemplated hereunder. In this connection Parent shall provide to the Investment Center and to the OCS any information, and shall execute any undertakings, customarily requested by such authorities in connection with such approval and notification.

          (b) LEGAL PROCEEDINGS. The Company and Parent each shall: (i) give the other Parties prompt notice of the commencement of any legal proceeding by or before any Governmental Entity with respect to the Merger or which directly or indirectly affect or jeopardize the Merger; (ii) keep the other
     Parties informed as to the status of any such legal proceeding; and (iii)
     promptly inform the other Parties of any communication from the
     Commissioner of Israeli Restrictive Trade Practices, the Investment Center,
     the OCS, the Israeli Securities Authority, the Israeli Tax Authority, the
     Companies Registrar or any other Israeli Governmental Entity regarding the
     Merger.

          (c) ISRAELI OPTIONS TAX RULING. As soon as reasonably practicable after the execution of this Agreement, the Company shall cause its Israeli counsel and/or Israeli consultants to prepare and file with the Israeli Tax
     Authority an application for a ruling confirming that (A) the payment of the Per Share Consideration for Vested Options that are subject to the statutory minimum trust period under Section 102 of the Israeli Income Tax
     Ordinance will not result in a requirement for an immediate Israeli tax payment and that the Israeli taxation will be deferred until completion of such statutory trust period and release of the consideration, as applicable; and (B) that the assumption of Company Options under Section
     4.10 above will not result in a requirement for an immediate Israeli tax payment and that the statutory trust period under Section 102 of the
     Israeli Income Tax Ordinance for any Company Option that are assumed by
     Parent will continue uninterrupted from the original date of grant of such
     Company Option and will not recommence as a result of the transactions contemplated herein; which ruling may be subject to customary conditions regularly associated with such a ruling (the "ISRAELI OPTIONS TAX RULING").
     Each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities and to cooperate with each other with respect to the Company's preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the
     Israeli Options Tax Ruling. Subject to the terms and conditions hereof, the
     Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain the Israeli
     Options Tax Ruling, as promptly as practicable.

                                     - 51 -

          (d) SHAREHOLDER TAX RULING. As soon as reasonably practicable after the execution of this Agreement, Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the Israeli
     Income Tax Commissioner an application for a ruling either (x) exempting
     Parent, Paying Agent and Surviving Corporation from any obligation to withhold Israeli tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement to the holders of Company Shares as part of the Aggregate Merger Consideration; or (y) clearly instructing
     Parent, Paying Agent or Surviving Corporation how such withholding at source is to be executed, and in particular, with respect to the classes or categories of holders of Company Shares from which tax is to be withheld, the rate or rates of withholding to be applied (the "ISRAELI WITHHOLDING
     TAX RULING"). Each of the Company and Parent shall cause their respective
     Israeli counsel, advisors and accountants to coordinate all activities and to cooperate with each other with respect to the Company's preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the
     Israeli Withholding Tax Ruling. Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain the Israeli
     Withholding Tax Ruling, as promptly as practicable.

          (e) ISRAELI SECURITIES EXEMPTION. As promptly as practicable after the date hereof, Parent shall cause its Israeli counsel to prepare and file with the Israeli Security Authority an application for an exemption from the requirements of the Israeli Securities Law concerning the publication of a prospectus in respect of the conversion of the Unvested Options and
     Unvested Restricted Shares into options to purchase shares of Parent
     Ordinary Shares or into Parent Restricted Stock in accordance with the provisions of Section 4.10(b) hereof, in both cases pursuant to Section 15D of the Israeli Securities Law 5728-1968 (the "ISRAELI SECURITIES
     EXEMPTION"). The Company shall cooperate and cause its representatives to cooperate with Parent in connection with the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Securities
     Exemption. Subject to the terms and conditions hereof, the Parent shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain the Israeli Securities Exemption, as promptly as practicable.

          (f) REGULATORY FILINGS. Each of the Company and Parent shall cause all documents that it is responsible for filing with any Governmental Entity under this Section 6.11 to comply as to form and substance in all material respects with the applicable Law. Whenever any event occurs which is required to be set forth in an amendment or supplement to any such document or filing, the Company or Parent, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the applicable
     Government Entity, such amendment or supplement.

                                     - 52 -

     6.12. INSURANCE. The Company will use reasonable best efforts to maintain in force at the Effective Time policies of insurance of the same character and coverage as those described in the Company Disclosure Schedule and the Company will promptly notify Parent in writing of any changes in such insurance coverage occurring prior to the Effective Time.

     6.13. D&O INDEMNIFICATION AND INSURANCE

          (a) All rights to indemnification by the Company existing in favor of those Persons who are or were directors and officers of the Company as of or prior to the date of this Agreement (the "INDEMNIFIED PERSONS") for their acts and omissions as directors and officers of the Company occurring prior to the Effective Time, as provided in any indemnification agreements between the Company and said Indemnified Persons (as in effect as of the date of this Agreement) (collectively, the "INDEMNIFICATION DOCUMENTS"), shall survive the Merger and be observed by the Surviving Corporation to the fullest extent available under the Indemnification Documents and applicable law for a period of 7 (seven) years from the date on which the
     Merger becomes effective, and Parent shall cause the Surviving Corporation to so observe such rights (including, to the extent necessary, by providing funds to ensure such observance).

          (b) The Parties acknowledge that prior to the Effective Time, the
     Company shall purchase a "tail" insurance policy for a period of seven (7)
     years after the Effective Time, under the directors' and officers'
     liability insurance maintained by the Company as of the date of this
     Agreement (the "EXISTING D&O POLICY") for the benefit of the Indemnified
     Persons with respect to claims arising from or related to facts or events that occurred at or before the Effective Time on terms and conditions to be approved by Parent (such approval not to be unreasonably withheld); and
     Parent and the Surviving Corporation shall continue to maintain such tail insurance in effect for such period.

          (c) The obligations under this Section shall not be terminated or modified in such a manner as to adversely affect any Indemnified Person without the consent of such affected Indemnified Person (it being expressly agreed that the Indemnified Persons shall be third party beneficiaries of this Section 6.13).

     6.14. RESTRICTION ON SALE OF PARENT ORDINARY SHARES ISSUED BY VIRTUE OF THE
MERGER. During the 90-day period following the effective date of the registration statement on Form F-3 contemplated herein, each of the Company's shareholder shall not sell more than 1/90 of the aggregate number of Parent
Ordinary Shares issued to such shareholder by virtue of the Merger on any given day (which number shall be rounded up to the nearest round lot), provided that nothing herein shall limit a shareholder's right to sell Parent Ordinary Shares under other applicable exemptions (excluding the Form F-3 registration statement). The foregoing notwithstanding, nothing shall prohibit the Company's shareholders from engaging in hedging transactions provided that any settlement of such transactions during the 90-day period referenced in the preceding sentence shall comply with the sale limitations referenced therein.

                                     - 53 -

     6.15. REGISTRATION OF PARENT SECURITIES CONSIDERATION

          (a) Parent will, within 5 (five) business days from the Effective
     Time, file an Automatic Shelf Registration Statement on Form F-3 (or on
     such other form as may be available or applicable to Parent) with the SEC for the public sale by the shareholders of the Company of the Parent
     Ordinary Shares that constitute the Parent Securities Consideration and will use its best efforts to cause the aforementioned registration statement to become effective as promptly as possible and in no event, no later than 37 (thirty seven) days following the Effective Time, provided that such sale shall in any event be subject to the restrictions set forth in Section 6.14 hereof. Parent shall keep such registration statement continuously effective under the Securities Act until the expiration of 6
     (six) months (the "REGISTRATION PERIOD") from the date the registration statement is declared effective by the SEC. Following the registration statement being declared effective in connection with the sale of Parent
     Company Shares and ADRs, or otherwise if an earlier exemption is available to a shareholder, Parent will remove promptly following the request of any shareholder any restrictive legend which Parent may have placed on the certificates representing Parent Ordinary Shares (or ADR's) which may have been issued in connection with the Merger.

          (b) Parent agrees to indemnify and hold harmless the shareholders and, where applicable, their directors and officers and any Person who controls the shareholders within the meaning of Section 15 of the Securities Act of
     1933 or Section 20 of the Securities Exchange Act of 1934, as amended, and the successors and assigns of all of the foregoing Persons from any and all losses directly or indirectly caused by any untrue statement or alleged untrue statement of a material fact contained in the registration statement, any prospectus or prospectus supplement and, if applicable and permitted to be used in connection with any transaction, any free writing prospectus, including in each case, any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (each , a "VIOLATION"), provided however, that the Parent shall not be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such shareholder.

          (c) Each of the shareholders, severally and not jointly, shall indemnify and hold harmless Parent and, where applicable, its directors and officers and any Person who controls Parent within the meaning of Section
     15 of the Securities Act of 1933 or Section 20 of the Securities Exchange
     Act of 1934, as amended, and the successors and assigns of all of the foregoing Persons from any and all losses directly or indirectly caused by any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such shareholder relating to such shareholder and the ownership of its shares under an instrument duly executed by such shareholder and stated to be specifically for use in connection with such registration.

                                     - 54 -

          (d) Upon the happening of any pending corporate development or similar event, that, in the judgment of the Parent's board, renders it advisable to suspend the use of the registration statement, Parent may suspend use of the registration statement, on written notice to each holder (which notice will not be required to disclose the content of any material non-public information and will indicate the date of the beginning and end of the intended period of suspension, if known), in which case each such holder shall discontinue disposition of the Parent Ordinary Shares covered by the registration statement until copies of a supplemented or amended registration statement are distributed to the holders or until the holders are advised in writing by Parent that sales of Parent Ordinary Shares under the registration statement may be resumed. In the event of any suspension,
     Parent will use its reasonable best efforts to cause the use of the registration statement so suspended to be resumed as soon as possible after delivery of a suspension notice to the shareholders. In no event shall a suspension period exceed 30 (thirty) days at any one time or 90 (ninety)
     days during the 6 (six) month period commencing on the date the registration statement is declared effective by the SEC. In the event of any such suspension, the Registration Period shall be extended by the length of such suspension period.

     6.16. MERGER SUB OBLIGATIONS. Parent shall cause Merger Sub to comply with all of its obligations under this Agreement and the other Transaction Documents.

     6.17. EMPLOYMENT TERMS AND RETENTION PLAN.

          (a) It is Parent's intent to cause the Surviving Corporation to provide individuals who are employed by the Company and the Company
     Subsidiaries immediately prior to the Effective Time with the same employment terms provided to such employees immediately prior to the
     Effective Time.

          (b) The main terms and conditions of a retention plan for the benefit of the employees of the Company and its Subsidiaries have been agreed prior to the signing of this Agreement.

     6.18. FILING OF TAX RETURNS. The Company will use reasonable best efforts to prepare and file those tax returns listed in SECTION 6.18 of the Company
Disclosure Schedule prior to the Closing so as to conform with any applicable
Law. The Company shall provide Parent with copies of such tax returns (and any annual tax returns required to be filed prior to the Effective Time) prior to their filings, and shall use reasonable best efforts to provide such copies a reasonable time in advance of their filings.

     6.19. STOCK EXCHANGE LISTING. Parent shall use reasonable best efforts to cause the Parent Ordinary Shares or the ADR's that represent the underlying
Parent Ordinary Shares issuable under Article IV to be approved for issuance and listing on NASDAQ and the TASE (only with respect to Parent Ordinary Shares), in each case subject to official notice of issuance, as promptly as practicable after the date hereof, and in any event prior to the Closing.

                                     - 55 -

                                  ARTICLE VII

                              Conditions Precedent

     7.1. CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. Subject to
Section 7.4 below, the respective obligation of each Party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

          (a) SHAREHOLDERS APPROVAL. This Agreement, the Merger and the other transactions contemplated by this Agreement and the other Transaction
     Documents shall have been duly approved by the requisite vote of the shareholders of the Company, as required by Law and the Company's Charter.

          (b) CONSENTS. The Investment Center Approval, the OCS Notification and
     the Israeli Securities Exemption, will have been filed, occurred, or been obtained.

          (c) THIRD PARTY CONSENTS. All approvals or consents of any other third party required to be obtained by Company in connection with or for the consummation of the Merger and the other transactions contemplated by this
     Agreement shall have been obtained, except as would not have a Material
     Adverse Effect on the Company.

          (d) NO RESTRAINTS. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered
     (and be in effect) after the date of this Agreement any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger (collectively, an
     "ORDER").

          (e) ISRAELI STATUTORY WAITING PERIODS. At least 50 (fifty) days shall have elapsed after the filing of the Merger Proposals with the Companies
     Registrar and at least 30 (thirty) days shall have elapsed after the approval of the Merger by the shareholders of the Company and Merger Sub.

          (f) CERTIFICATE OF MERGER. The Company and Merger Sub shall have received the Certificate of Merger from the Companies Registrar.

     7.2. CONDITIONS TO OBLIGATIONS OF PARENT AND MERGER SUB. Subject to Section
7.4 below, the obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the
Effective Time of the following conditions:

          (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company shall be true and correct (without giving effect to any materiality qualifications) in all respects as of the date of this
     Agreement and at and as of the Effective Time as though made at and as of the Effective Time, except for such failures to be true and correct as would not have individually or in the aggregate a Material Adverse Effect on the Company; provided however, that representations and warranties that are made as of a particular date or period shall be true and correct only as of such date or period except for such failures to be true and correct as would not have individually or in the aggregate a Material Adverse
     Effect on the Company.

                                     - 56 -

          (b) PERFORMANCE OF OBLIGATIONS OF THE COMPANY. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement and the other Transaction Documents at or prior to the Closing Date, including, without limitation, the covenants set forth in Article VI above, except for such breaches or obligations which would not have, or reasonably be expected to have, a monetary effect on the
     Company exceeding an amount of USD 750,000 (Seven Hundred and Fifty
     Thousand United States Dollars) in the aggregate.

          (c) NO MATERIAL ADVERSE EFFECT. Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.

          (d) LEGAL OPINION. Parent shall have received the opinion of Israeli counsel to the Company, dated as of the Closing Date, in form and substance reasonably satisfactory to Parent's counsel; provided however that such opinion shall by its terms expire and be of no further force and effect upon completion of the Closing (and Parent hereby agrees and acknowledges that such opinion shall expire and be of no further force and effect upon completion of the Closing).

          (e) EMPLOYMENT ADDENDUMS. The Employment Addendums and Commitment
     Annexes entered into with the individuals identified in SCHEDULE 1.2 shall not have been terminated by such individuals.

          (f) EMPLOYEES. No more than 25% (twenty five percent) of the employees identified in SCHEDULE 7.2(F) of the Company Disclosure Schedule shall have terminated his or her employment with the Company or the applicable
     Subsidiary (not due to any planned reduction post the Closing in such employee's current terms of employment or responsibilities, which was communicated by the Parent (or its representatives) to such employee);
     provided however, that remaining in the same position under the same terms of employment with the Company (as a wholly owned direct on indirect
     Subsidiary of Parent) following the Closing shall not be deemed a reduction or other change in an Employee's terms of employment or position.

          (g) RESIGNATION LETTERS. Each director of the Company and each of its
     Subsidiaries shall have delivered a resignation letter effective as of the
     Closing, in the from attached hereto as SCHEDULE 7.2(G), which such letter shall include, inter alia, the written acknowledgment from each such resigning director that as of the Closing Date he or she has no complaints, claims, legal demands, actions and any similar proceeding including claims for all actual losses, liabilities, deficiencies, damages, costs or expenses, or actions in respect thereof (including reasonable legal fees and expenses) (collectively, "DAMAGES") (the "CLAIMS") whether against the
     Company, the Subsidiaries and any and all Persons on their behalf and whether in respect of compensation for loss of office, damages, loans or otherwise, except for (i) Claims in connection with claims not known to him or her of third parties for which he/she is entitled to indemnification or advance of expenses by the Company pursuant to an Indemnification Document in force immediately prior to such resignation, (ii) Claims in connection with Claims known to him or her of third parties which have been expressly disclosed to Parent in this Agreement (including the Company Disclosure
     Schedules) for which he or she is entitled to indemnification or advance of expenses by the Company pursuant to the Indemnification Document, and (iii)
     Claims as an employee of the Company or a Subsidiary thereof, to the extent such director is an employee.

                                     - 57 -

          (h) TERMINATION OF CERTAIN AGREEMENTS. The Company shall have delivered to Parent evidence in a form reasonably satisfactory to Parent that the Amended and Restated Shareholders Rights Agreement, dated December
     31, 2003, as amended, shall have been terminated as of the Effective Time.

          (i) WARRANTS. The holders of the warrants to purchase Company Ordinary
     Shares listed in Section 5.2.3 of the Company Disclosure Schedule, shall have consented to the cash-out of such warrants at the Closing, in accordance with the provisions set forth in Section 4.10(a).

          (j) COMPANY OFFICER CERTIFICATE. The Company shall deliver to Parent a
     Company Officer Certificate executed by the Company's Chief Executive
     Officer, in the form attached hereto as SCHEDULE 7.2(I), confirming on behalf of the Company that all the conditions set forth in this Section 7.2 have been fully satisfied.

     7.3. CONDITIONS TO OBLIGATION OF THE COMPANY. Subject to Section 7.4 below, the obligation of the Company to effect the Merger is subject to the satisfaction or waiver by the Company at or prior to the Closing Date of the following conditions:

          (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Parent set forth in this Agreement shall be true and correct (without giving effect to any materiality qualifications) in all respects as of the date of this Agreement and at and as of the Effective Time as though made at and as of the Effective Time, except for such failures to be true and correct as would not have individually or in the aggregate a material and extraordinary adverse effect on the Parent; provided however, that representations and warranties that are made as of a particular date or period shall be true and correct only as of such date or period except for such failures to be true and correct as would not have individually or in the aggregate a material and extraordinary adverse effect on the Parent.

          (b) PERFORMANCE OF OBLIGATIONS OF PARENT AND MERGER SUB. Each of
     Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

          (c) PARENT OFFICER CERTIFICATE. The Company shall have received a certificate executed by an officer of Parent, in the form attached hereto as SCHEDULE 7.3(C) confirming that all the conditions set forth in this
     Section 7.3 have been fully satisfied.

                                     - 58 -

     7.4. EARLY COMPLIANCE AND WAIVER. Notwithstanding anything to the contrary in this Agreement, at such time when both (i) the condition set forth in Section
7.1(a) has been met, and assuming that on such date the conditions set forth in
Sections 7.2(a), 7.2(b), 7.2(c), 7.2(e), 7.2(f), 7.2(g), 7.2(h), 7.2(j), 7.3(a),
7.3(b) and 7.3(c) have been met (as of and for such date and not as of the
Effective Time or Closing Date), and (ii) at least 30 days have elapsed from the date hereof, are fulfilled (the "COMPLIANCE DATE") then from the Compliance Date onwards, the Closing of the Merger and the obligation of the Parties to effect the Merger shall only be subject to the conditions set forth in Sections 7.1(b),
7.1(d), 7.1(e), 7.1(f), 7.2(b) 7.2(d), 7.2(i), 7.2(j) (only with respect to fulfillment of Section 7.2(b)) and, 7.3(b) and 7.3(c) (only with respect to fulfillment of Section 7.3(b)) being met and complied with and not to any other condition or compliance whatsoever.

                                  ARTICLE VIII

                                   Termination

     8.1. TERMINATION BY MUTUAL CONSENT. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval by the shareholders of the Company referred to in
Section 7.1(a) hereof, by mutual written consent of the Company and Parent.

     8.2. TERMINATION BY EITHER PARENT OR THE COMPANY. This Agreement may be
terminated and the Merger may be abandoned at any time prior to the Effective
Time by either Parent or the Company if (i) the Merger shall not have been consummated by December 31, 2007 (the "TERMINATION DATE"), or (ii) any Order
permanently restraining, enjoining or otherwise prohibiting consummation of the
Merger shall become final and non-appealable; provided, that the right to terminate this Agreement pursuant to clause (i) of this Section 8.2 shall not be available to any Party whose failure to fulfill any obligation under this
Agreement, has been the cause of, or results in, the failure of the Merger to be consummated by such time.

     8.3. TERMINATION BY THE COMPANY. Subject to Section 7.4 above, this
Agreement may be terminated and the Merger may be abandoned by the Company at any time prior to the Effective Time (or Compliance Date, as applicable), if there has been a Parent Material Adverse Effect, and such Parent Material
Adverse Effect is not curable or, if curable, is not cured within 10 (ten)
business days from the date the Company gives Parent written notice thereof, unless Parent has elected the Cash Alternative, in which case this Section 8.3 shall not apply.

     8.4. TERMINATION BY PARENT. Subject to Section 7.4 above, this Agreement may be terminated and the Merger may be abandoned at any time prior to the
Effective Time (or Compliance Date, as applicable) by Parent if there has been a
Company Material Adverse Effect, and such Company Material Adverse Effect is not curable or, if curable, is not cured within 10 (ten) business days from the date
Parent gives the Company written notice thereof such breach.

     8.5. EFFECT OF TERMINATION AND ABANDONMENT. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect (except for this Section 8.5 and Article IX, which will survive such termination) with no liability to any
Person on the part of any Party hereto (or of any of its representatives or affiliates); provided however, and notwithstanding anything in the foregoing to the contrary, that except as otherwise provided herein, (a) no such termination shall relieve any Party hereto of any liability or damages to the other Party hereto resulting from any material breach of this Agreement; and (b) any confidentiality undertaking entered into by the Parties in connection with this
Agreement shall remain in full force and effect subject only to the provisions of such confidentiality undertaking.

                                     - 59 -

                                   ARTICLE IX
                            Miscellaneous and General

     9.1. SURVIVAL. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article III, Article IV, Sections 6.9 (Expenses),
6.11(c), 6.11(d), 6.13, 6.14 and 6.15 shall survive the consummation of the
Merger. All other representations, warranties, covenants and agreements in this
Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

     9.2. MODIFICATION OR AMENDMENT. Subject to any limitations under applicable
Law, at any time prior to the Effective Time, this Agreement may be amended, modified or supplemented in writing by the Parties hereto.

     9.3. WAIVER OF CONDITIONS. The conditions to each of the Parties'
obligations to consummate the Merger are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law.

     9.4. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile of by electronic delivery (including, without limitation, in .pdf or other scan format) shall be sufficient to bind the parties to the terms and conditions of this Agreement.

     9.5. GOVERNING LAW AND VENUE. This agreement shall be governed and construed in accordance with the laws of the State of Israel, without regard to conflict of laws principles thereof, provided however that the definition of
Material Adverse Effect shall be interpreted and construed in accordance with the laws of the State of New York, without regard to conflict of laws principles thereof. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this letter may be brought against any of the
Parties exclusively in the District Court of Tel Aviv, and each of the Parties consents to the exclusive jurisdiction of such courts in any such action or proceeding and waives any objection to venue laid therein.

     9.6. NOTICES. Any notice, request, instruction or other document to be given hereunder by any Party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile:

                                     - 60 -

                  if to Parent or Merger Sub:

                  Nice Systems Ltd.
                  8 Hapnina Street, P.O.Box 690
                  Ra'anana 43197
                  Tel: +972-9-7753777
                  Fax: +972-9-9-7437446
                  Attn.: Yechiam Cohen, General Counsel

                  with a copy to:

                  Goldfarb, Levy, Eran, Meiri & Co., Law Offices
                  2 Weizmann Street
                  Tel Aviv, Israel
                  Fax: +972-3-608-9986
                  Attention: Ashok Chandrasekhar, Adv.

                  if to the Company:

                  Actimize Ltd.
                  94 Em Hamoshavot, Petach Tikva

                  Tel: +972-3-921-3777
                  Fax: +972-3-921-0777
                  Attn.: David Govrin

                  with a copy to:

                  Meitar Liquornik Geva & Leshem Brandwein
                  16 Abba Hillel Silver Road
                  Ramat Gan 52506, Israel
                  Tel: 972-3-610-3100
                  Fax: 972-3-610-3687
                  Attention: Ronen Bezalel, Adv.

or to such other Persons or addresses as may be designated in writing by the
Party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving
Party upon actual receipt, if delivered personally; three (3) business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one (1) business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

                                     - 61 -

     9.7. ENTIRE AGREEMENT. This Agreement (including any exhibits, annexes and schedules hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

     9.8. NO THIRD PARTY BENEFICIARIES. Excluding the obligations under Sections
6.13, 6.14, and 6.15, the Parties hereto hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Parties hereto, in accordance with and subject to the terms of this Agreement and this Agreement is not intended to, and does not, confer upon any Person other than the Parties hereto any rights or remedies hereunder, including, without limitation, the right to rely upon the representations and warranties set forth herein. The representations and warranties in this
Agreement are the product of negotiations among the Parties hereto and are for the sole benefit of the Parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the Parties hereto in accordance with
Article VIII hereto without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties hereto of risks associated with particular matters regardless of the knowledge of any of the Parties hereto. Consequently, Persons other than the Parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

     9.9. OBLIGATIONS OF PARENT AND OF THE COMPANY. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the
Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

     9.10. SEVERABILITY. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

     9.11. INTERPRETATION; CONSTRUCTION. (a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this
Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section,
Schedule, Annex or Exhibit, such reference shall be to a Section of or Schedule,
Annex, Exhibit to this Agreement unless otherwise indicated. Whenever the words
"include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

                                     - 62 -

          (b) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

     9.12. ASSIGNMENT. This Agreement shall not be assignable by operation of law or otherwise without the prior written approval of the other parties;
provided however, that Parent may assign its right and obligations hereunder to any Subsidiary of Parent, provided that prior to such assignment, the Parent provide the Company a guarantee, in form and substance reasonable acceptable to the Company. Any purported assignment in violation of this Agreement is void.

     9.13. DELAYS OR OMISSIONS; WAIVER. The rights of a Party may be waived by such Party only in writing and specifically; the conduct of any one of the
Parties shall not be deemed a waiver of any of its rights pursuant to this
Agreement or as a waiver or consent on its part as to any breach or failure to meet any of the terms of this Agreement or as an amendment hereto. A waiver by a
Party in respect of a breach by the other Party of its obligations shall not be construed as a justification or excuse for a further breach of its obligations.
No delay or omission to exercise any right, power, or remedy accruing to any
Party hereto upon any breach or default by the other under this Agreement shall impair any such right or remedy nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein or in any similar breach or default thereafter occurring.

                      [Signatures Page Immediately Follows]

                                     - 63 -

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

                                          NICE SYSTEMS LTD.

                                          By  /s/ Haim Shani
                                              ----------------------------
                                              Name: Haim Shani
                                              Title: CEO

                                              ----------------------------

                                              ----------------------------
                                          By  /s/ Dafna Gruber
                                              ----------------------------
                                              Name: Dafna Gruber
                                              Title: CFO

                                          NEMO ACQUISITIONS LTD.

                                          By  /s/ Haim Shani
                                              ----------------------------
                                              Name: Haim Shani
                                              Title: Director

                                              ----------------------------

                                              ----------------------------
                                          By  /s/ Dafna Gruber
                                              ----------------------------
                                              Name: Dafna Gruber
                                              Title: Director

                                          ACTIMIZE LTD.

                                          By  /s/ Avi Zeevi
                                              ----------------------------
                                              Name: Avi Zeevi
                                              Title:

                                     - 64 -